Exhibit 2.1

ASSET PURCHASE AGREEMENT

by and between

QLOGIC CORPORATION

and

BROADCOM CORPORATION

Dated as of February 18, 2014

TABLE OF ANNEXES

Annex A	Certain Definitions

v

TABLE OF EXHIBITS

Exhibit A	Bill of Sale

Exhibit B	Assignment and Assumption Agreement

Exhibit C	Local Asset Transfer Agreements

Exhibit D	Israeli Transferred Employee Waiver

Exhibit E	Fibre Channel Product Patent License

Exhibit F	Intellectual Property Agreement

Exhibit G	Assignment and Assumption of Lease

Exhibit H	Development and Supply Agreement

Exhibit I	Transition Services Agreement

Exhibit J	Service Agreement

TABLE OF SCHEDULES

Schedule 1.1(a)	Capital Equipment

Schedule 1.1(c)	Assumed Contracts

Schedule 1.1(d)	Personal Property

Schedule 1.2(k)	Excluded Assets

Schedule 1.3(d)	Employee Plans

Schedule 1.4(i)	Retained Liabilities

Schedule 1.6	Consideration Allocation Among Purchased Assets and Seller Licensed Intellectual Property

Schedule 4.1	Conduct of Business

Schedule 4.2	Restrictions on Conduct of Business

Schedule 5.8(b)	Non-Solicit Persons

Schedule 5.10	Third-Party Arrangements

Schedule 6.1(a)	Required Approvals

Schedule A-1	Assumed Claims

Schedule A-2	Knowledge of Purchaser

Schedule A-3	Knowledge of Seller

Schedule A-4	Seller Products

Schedule A-5	Storm IP

ASSET PURCHASE AGREEMENT

THIS ASSET PURCHASE AGREEMENT, dated as of February 18, 2014 (this “Agreement”), is entered into by and between QLogic Corporation, a Delaware corporation (“Purchaser”), and Broadcom Corporation, a California corporation (“Seller”). Capitalized terms used in this Agreement but not otherwise defined shall have the meanings set forth in Annex A to this Agreement.

RECITALS

A. Seller is engaged in, among other businesses, the Business.

B. Purchaser and one or more of its Subsidiaries desires to purchase and assume from Seller, and Seller desires to sell and assign to Purchaser and its Subsidiaries, all of the Purchased Assets, and in connection therewith, Purchaser and one or more of its Subsidiaries desires to assume the Assumed Liabilities, all on the terms and subject to the conditions set forth herein (the “Transactions”).

C. As a condition and material inducement to their willingness to enter into this Agreement, at the Closing, Seller or its applicable Subsidiaries will execute and enter into the other Transaction Documents to which Seller or any of its Subsidiaries is a party and Purchaser and its applicable Subsidiaries will execute and enter into the other Transaction Documents to which Purchaser and any of its Subsidiaries is a party.

D. In consideration of the foregoing and the representations, warranties, covenants and agreements contained herein, and intending to be legally bound hereby, the parties agree as follows:

ARTICLE I

THE TRANSACTION

Section 1.1 Purchased Assets. Upon the terms and subject to the conditions contained in this Agreement, at the Closing, Seller shall (and, to the extent necessary, shall cause its Subsidiaries to) sell, convey, transfer, assign and deliver to Purchaser and its designated Subsidiaries and Purchaser and such Subsidiaries shall purchase, acquire and accept from Seller (and any applicable Subsidiaries), free and clear of all Encumbrances (other than Permitted Encumbrances), all of Seller’s and such Subsidiaries’ right, title and interest in and to all of the following assets, properties and rights of Seller or any such Seller Subsidiary (collectively, the “Purchased Assets”):

(a) capital equipment set forth on Schedule 1.1(a) provided as of the Agreement Date and subject to revision in accordance with this Section 1.1;

(b) the Ramat Gan Lease to the extent the landlord under such lease has consented to the assignment of such lease to Purchaser;

(c) the Contracts set forth on Schedule 1.1(c) (the “Assumed Contracts”);

(d) telephone equipment, furniture and office equipment (excluding computers and software other than Storm IP) owned by Seller to the extent used by Seller exclusively in the Business in Ramat Gan, Israel and listed on Schedule 1.1(d) (the “Personal Property”) provided as of the Agreement Date and subject to revision in accordance with this Section 1.1;

(e) all rights, defenses, claims, demands, actions, deposits or causes of action to the extent related to or arising from the Purchased Assets or the Assumed Contracts (other than those related to Taxes);

(f) the Storm IP;

(g) copies of all books and records (whether in paper or electronic form) exclusively used or exclusively held for use in the Business (other than (i) Tax Returns and other books and records related to Taxes not exclusively used or exclusively held for use in the Business and (ii) financials and financial information of the Business), to the extent Seller is not prohibited by Applicable Laws or any Order from providing; and

(h) all assets of the Employee Plans set forth on Schedule 1.3(d) that apply to Transferred Employees as well as any amounts accrued by Seller with respect to such Employee Plans for the Transferred Employees.

With respect to the Storm IP upon the terms and subject to the conditions contained in this Agreement at the Closing, (i) Seller shall (and, to the extent necessary, shall cause its Subsidiaries to) sell, convey, assign and deliver to Purchaser, and Purchaser shall purchase, acquire and accept from Seller (and any applicable Subsidiaries), free and clear of all Encumbrances (other than Permitted Encumbrances), all of Seller’s and such Subsidiaries’ right, title and interest in and to the Storm IP in the United States and Canada, and (ii) Seller shall (and, to the extent necessary, shall cause its Subsidiaries to) sell, convey, assign and deliver to QLogic International Ltd., and QLogic International Ltd. shall purchase, acquire and accept from Seller (and any applicable Subsidiaries), free and clear of all Encumbrances (other than Permitted Encumbrances), all of Seller’s and such Subsidiaries’ right, title and interest in and to the Storm IP worldwide other than the United States and Canada.

With respect to the India Purchased Assets, notwithstanding anything contained in this Agreement, if at the Closing, QLogic (India) Private Limited (“Purchaser India”) has not obtained the STPI Approvals, no India Purchased Assets would be transferred by Broadcom India Technologies Pvt. Ltd. (“Seller India”) at the Closing and Seller India would continue to hold such India Purchased Assets on its own account and for its own benefit. For the removal of any doubt, nothing contained in this Section shall prohibit the transfer of any Assumed Contracts or Assumed Liabilities by Seller and/or Seller India, the receipt and/or assumption of any Assumed Contracts or Assumed Liabilities by Purchaser and/or Purchaser India, or prevent any Transferred Employee from taking up employment with Purchaser India at the Closing.

Upon the terms and subject to the conditions set forth in this Agreement, at the India Closing, Seller India shall sell, convey, assign and deliver the India Purchased Assets to Purchaser India as set forth in Section 7.1(b) and Section 7.2(d) hereof.

Following the Agreement Date and prior to the Closing, Seller may (i) by notice to Purchaser, update Schedules 1.1(a) and 1.1(d) to remove any item(s) that (A) is not exclusively used in the Business or (B) was not in Seller’s or any of its Subsidiaries’ possession or control on the Agreement Date or is not in or expected to be in Seller’s or any of its Subsidiaries’ possession or control, subject to the covenant in Section 4.2(b), and (ii) by notice to Purchaser and subject to Purchaser’s written consent, update Schedules 1.1(a) and 1.1(d) to add any item(s).

Section 1.2 Excluded Assets. Other than the Purchased Assets, no assets of Seller or its Subsidiaries shall be transferred to Purchaser in the Transactions. Notwithstanding anything to the contrary contained in Section 1.1 or any other provision in this Agreement, the following assets of Seller and its Subsidiaries (collectively the “Excluded Assets”) are not part of the sale and purchase contemplated by this Agreement, are excluded from the Purchased Assets, and will remain the property of Seller and its Subsidiaries after the Closing:

(a) all Cash;

(b) Solely to the extent not transferrable after compliance by Seller with its obligations under Section 4.4(b), all purchase orders for Seller Products outstanding as of the Closing;

(c) all inventories of the Business (subject to the provisions of the Transition Services Agreement);

(d) all Accounts Receivable;

(e) except as provided for in Section 1.1(a), any capital equipment;

(f) all Electronic Design Automation and other Intellectual Property licenses as well as any other Contracts other than the Assumed Contracts;

(g) all rights, defenses, claims, demands, actions, deposits or causes of action to the extent related to or arising from any Retained Liability or any Excluded Asset, and all rights, defenses, claims, demands, actions, deposits or causes of action arising prior to the Closing other than to the extent included in the Purchased Assets;

(h) all refunds or credits of or against, or similar benefits attributable to, Excluded Taxes;

(i) (1) Tax Returns and other books and records related to Taxes paid or payable by Seller or any of its Subsidiaries (other than Tax Returns and other books and records related to Taxes exclusively used or exclusively held for use in the Business) and (2) financials and financial information of the Business;

(j) all assets and Contracts relating to any Employee Plan, other than assets relating to the Employee Plans identified on Schedule 1.3(d) that apply to Transferred Employees;

(k) all assets, employees and operations (including related corporate functions) set forth on Schedule 1.2(k);

(l) all Intellectual Property Rights and Intellectual Property other than the Storm IP; and

(m) any rights of the Seller in Seller’s name, trademark and logo, except as expressly provided in Section 5.9.

Section 1.3 Assumed Liabilities. At the Closing, on the terms and subject to the conditions set forth in this Agreement, Purchaser shall (on its own or jointly and severally with its designated Subsidiaries), effective as of the Closing, assume and satisfy, pay, perform and discharge when due the following Liabilities (collectively the “Assumed Liabilities”):

(a) all Liabilities associated with the Ramat Gan Lease to the extent such Liabilities relate to periods as of immediately after the Closing, subject to the assignment, transfer, novation, assumption, sublease or other legally effective method of delivering the Ramat Gan Lease to Purchaser’s Israel Subsidiary in accordance with Section 4.7;

(b) all Liabilities of Seller and its Subsidiaries arising from or related to Seller Products (other than NX2 Products), whether arising from or related to any period prior to, on, or after the Closing, including without limitation Liabilities for infringement claims, obligations under repairs, exchanges, returns and warranty, merchantability and other claims relating to, arising from or incurred in connection with Seller Products designed, made, sold or licensed by or on behalf of Seller or any of its Subsidiaries, but excluding all Liabilities (other than Liabilities arising from Ancillary Claims) that were within the Knowledge of Seller (using the “Closing Date” as opposed to the “Agreement Date” in the definition of “Knowledge”) on or before the Closing (including those set forth on Section 2.16(c) of the Seller Disclosure Schedule, but excluding General Claims);

(c) all Assumed Employee Liabilities;

(d) the specific Liabilities with respect to any Employee Plan set forth on Schedule 1.3(d) that apply to Transferred Employees;

(e) all Liabilities for Taxes imposed with respect to, or arising out of or relating to, the Purchased Assets, the Assumed Liabilities or the Business, other than Excluded Taxes; and

(f) all Liabilities arising from or related to Purchaser’s ownership or use of the Purchased Assets or the design, manufacture, and sale of Seller Products (subject to the Development and Supply Agreement) on or after the Closing.

Section 1.4 Retained Liabilities. Seller and its Subsidiaries shall retain and remain responsible for the Retained Liabilities from and after the Closing to the same extent as such entities are responsible for such Retained Liabilities immediately before the Closing. “Retained Liabilities” means any and all Liabilities of Seller or any of its Subsidiaries other than the Assumed Liabilities, including the following:

(a) except for the specific Liabilities with respect to any Employee Plans set forth on Schedule 1.3(d) that apply to Transferred Employees, all Liabilities with respect to any Employee Plan;

(b) any Liability for Excluded Taxes;

(c) all Accounts Payable;

(d) any Liability for employment and employment-related claims by or with respect to any Business Employee who did not become a Transferred Employee, any current employee of Seller and its Subsidiaries who is not a Business Employee, or any former employee of Seller and its Subsidiaries;

(e) any Liability to the extent related to the Excluded Assets;

(f) except for the Assumed Employee Liabilities, with respect to Transferred Employees, all Liabilities related to claims or actions related to employment or employment conditions, regardless of when such claim arose or was accrued, to the extent such claims or actions are within the Knowledge of Seller (using the “Closing Date” as opposed to the “Agreement Date” in the definition of “Knowledge”) on or before the Closing;

(g) all Liabilities of Seller and its Subsidiaries arising from or related to the NX2 Products, whether arising from or related to any period prior to, on, or after the Closing, including without limitation Liabilities arising from or related to the NX2 Products for infringement claims, obligations under repairs, exchanges, returns and warranty, merchantability and other claim relating to, arising from or incurred in connection with the NX2 Products designed, made, sold or licensed by or on behalf of Seller or any of its Subsidiaries;

(h) all Liabilities with respect to the Seller Products (other than Liabilities arising from Ancillary Claims), regardless of when such claim arose or was accrued, to the extent such Liabilities are within the Knowledge of Seller (using the “Closing Date” as opposed to the “Agreement Date” in the definition of “Knowledge”) on or before the Closing (but excluding General Claims);

(i) all Liabilities set forth on Schedule 1.4(i);

(j) all Liabilities arising from or relating to Environmental Laws or Hazardous Substance Activity prior to Closing;

(k) all Liabilities arising from or relating to Encumbrances (other than Permitted Encumbrances) on the tangible property included in the Purchased Assets;

(l) all Liabilities arising from or relating to Contracts that are not Assumed Contracts (but excluding all Assumed Liabilities, such as warranty and other obligations with respect to Seller Products assumed by Purchaser pursuant to Section 1.3(b) and Liabilities arising from Ancillary Claims);

(m) all Liabilities arising out of Indebtedness of Seller or any of its Subsidiaries;

(n) all Liabilities to the OCS with respect to the period prior to the Closing with respect to the OCS - Funded IP and all payments to the OCS arising from the transfer, assignment or grant of the OCS - Funded IP to any entity outside of Israel on or after January 1, 2015, in each case to the extent such payments or Liabilities arise under any OCS grants received by Seller or by any of Seller’s Subsidiaries or their respective predecessors prior to the Closing; and

(o) except as expressly provided for in Section 1.3, all other Liabilities relating to the ownership or use by Seller or any of its Subsidiaries of the Purchased Assets or otherwise related to the operation of the Business, in each case prior to Closing.

Section 1.5 Consideration.

(a) As consideration for the Purchased Assets and execution of the Transaction Documents, Purchaser shall pay to Seller, in the manner and subject to the adjustments described herein, an aggregate cash payment equal to the sum of (i) One Hundred Forty-Seven Million Three Hundred Thousand Dollars ($147,300,000), (ii) the Employee Adjustment, and (iii) any supplement to the foregoing (i) and (ii) pursuant to Section 5.4(d) (collectively, the “Purchase Price”) and assume the Assumed Liabilities.

(b) At the Closing, Purchaser shall pay Seller the Purchase Price (the “Closing Cash Consideration”) by wire transfer of immediately available funds to an account to be specified in a written notice delivered by Seller to Purchaser at least five (5) Business Days prior to the Closing.

Section 1.6 Allocation of Purchase Price. The consideration payable pursuant to this Agreement (which shall include the assumption of the Assumed Liabilities) shall be allocated among the Purchased Assets, the Seller Licensed Intellectual Property and the 25,000 Board Products (as defined in Exhibit A-1 to the Transition Services Agreement) transferred to Purchaser under Exhibit A-1 to the Transition Services Agreement, as set forth in Schedule 1.6 (the “Allocation”). The allocation of such consideration among the Purchased Assets and the Board Products shall be in accordance with Section 1060 of the Code and the regulations promulgated thereunder. The Allocation shall be revised as necessary to reflect (i) any updates to Schedules 1.1(a) and 1.1(d) made pursuant to Section 1.1 and (ii) any adjustment to the value of any Purchased Asset, Assumed Liability or Board Product, as reasonably determined in good faith by Seller. Except as may be required by a “determination” (within the meaning of Section 1313(a) of the Code or any similar state, local or non-U.S. Tax Law), neither Seller nor Purchaser (or any of their respective Affiliates) shall file any Tax Return (including IRS Form 8594) or, without the consent of the other (such consent not to be unreasonably withheld, conditioned or delayed), take any position in any Tax Return, refund claim, litigation or otherwise that is inconsistent with the Allocation (as finally reasonably determined in good faith by Seller at the Closing). If such Allocation is disputed by any Taxing Authority, the party receiving notice of such dispute shall promptly notify the other party hereto. Seller and Purchaser agree to cooperate in good faith in responding to any such challenge to preserve the effectiveness of such Allocation. Any amounts treated as an adjustment to the Purchase Price after the date hereof shall be allocated to the Purchased Assets, Seller Licensed Intellectual Property and Board Products to which they relate.

Section 1.7 Withholding. All payments made by Purchaser (or any Subsidiary of Purchaser) to Seller or any of its Subsidiaries under or pursuant to this Agreement shall be made free and clear of and without any deduction for or on account of withholding Taxes unless Purchaser is required by Applicable Law to make such a payment subject to the deduction or withholding of Tax. If Purchaser is so required, Purchaser shall pay (or cause to be paid) to Seller or its Subsidiary, as applicable, such additional amount as will ensure that the net amount the payee receives equals the full amount which it would have received had the deduction or withholding (and any deduction or withholding applicable to such additional amount) not been required. However, the obligation to pay additional amounts under the preceding sentence shall not apply to withholding Taxes imposed by Israel, provided, that a valid certificate of exemption with respect to “assets and services” and with respect to interest to be delivered by Seller shall be deemed a sufficient exemption for purposes of exemption from Israeli tax withholding. To the extent that Purchaser believes a withholding Tax shall apply, Purchaser shall give Seller notice thereof and Purchaser and Seller shall work together in good faith to mitigate such withholding (including the provision of any documentation reasonably requested by Purchaser or Seller, as the case may be, that will permit payments made pursuant to this Agreement to be made without withholding or at a reduced rate of withholding). Notwithstanding anything to the contrary in the preceding sentence, the completion, execution and submission of such documentation shall not be required if in the reasonable judgment of the party to which such request was made such completion, execution or submission would subject such party or any of its Affiliates to any material unreimbursed cost or expense or would materially prejudice the legal or commercial position of such party or any of its Affiliates.

Section 1.8 Non-Transferable Assets.

(a) Notwithstanding anything to the contrary in this Agreement, if any Purchased Asset listed on Schedule 1.1(a) or Schedule 1.1(d) (as may be updated pursuant to Section 1.1, and other than the India Purchased Assets) is not assignable or transferable (each, a “Non-Transferable Asset”) without a Consent, then to the extent that such Consent is not obtained on or prior to the Closing Date, this Agreement and the related instruments of transfer shall not constitute an assignment or transfer of such Non-Transferable Assets. Subject to Applicable Law, Seller and Purchaser shall use their respective commercially reasonable efforts to establish arrangements which, from and after the Closing, result in Purchaser receiving all the benefits and bearing all the costs, liabilities and burdens with respect to the Non-Transferable Assets, including expenses incurred by Seller or its Subsidiaries in performing their obligations under this Section 1.8. Seller and Purchaser shall cooperate in good faith using commercially reasonable efforts prior to the Closing Date to implement such arrangements as either party reasonably may request of the other party to ensure that, to the greatest extent permitted by

Applicable Law, from and after the Closing, the economic benefits and burdens of the Non-Transferable Assets are held and borne by the Purchaser. Subject to compliance with its obligations under this Section 1.8, the failure by Purchaser or Seller to obtain any required Consent with respect to any Non-Transferable Asset will not relieve any party from its obligation to consummate at the Closing the Transactions. Seller shall use its commercially reasonable efforts for a period of three (3) months after the Closing Date to obtain as soon as practicable after the Closing Date the relevant Consent with respect to such Non-Transferable Asset or, alternatively, written confirmation from such parties reasonably satisfactory to Seller and Purchaser that such Consent is not required. In no event, however, shall Seller be obligated or required to (i) pay any money to any Person or to offer or grant other financial or other accommodations to any Person in connection with obtaining any Consent with respect to any Non-Transferable Asset; (ii) take any action to renew or otherwise extend the term of any Non-Transferable Asset unless Purchaser shall have obtained a written release of Seller from all Liabilities relating to such Non-Transferable Asset, in form and substance reasonably satisfactory to the Seller; (iii) take any action or fail to take any action that is in violation of or conflict with any Applicable Law, Permit, or the terms of any Contract; or (iv) pay any amounts to any party to a Non-Transferable Asset after the Closing unless and until it has been advanced such amounts by Purchaser. Upon obtaining the requisite Consent thereto, Seller shall, and shall cause each applicable Subsidiary to, promptly sell, convey, assign, transfer and deliver to Purchaser such Non-Transferable Assets for no additional consideration.

(b) Purchaser agrees that the Purchase Price shall not be reduced on account of, and that, other than with respect to the obligations described in this Section 1.8, Seller and its Affiliates shall not have any Liability whatsoever arising out of or relating to, the failure to obtain any Consents of third parties with respect to Non-Transferable Assets. Purchaser further agrees that no representation, warranty or covenant of Seller contained in this Agreement shall be breached or deemed breached, and no condition to Purchaser’s obligations to consummate the Transactions shall be deemed not satisfied as a result of the failure to obtain any such Consent.

(c) To the extent permitted by applicable Tax Laws, Seller and Purchaser agree to treat and report, and to cause their respective applicable Affiliates to treat and report, on their Tax Returns, the Non-Transferable Assets as assets owned by Purchaser or its Affiliates as of the Closing. Each of Seller and Purchaser agrees to notify the other party promptly in writing if it determines that such treatment is not permitted under applicable Tax Laws. Where such treatment is not permitted under applicable Tax Laws, the amount of the Liability for Taxes imposed on Seller or any of its Affiliates with respect to any Non-Transferable Asset for any Post-Closing Tax Period shall be calculated on a “with and without” basis, and Purchaser shall pay, be responsible for and indemnify and hold harmless Seller and its Affiliates from and against any such Tax Liability.

Section 1.9 Certain Transfers of Purchased Assets; Assumption of Liabilities; Jurisdictions.

(a) The Purchased Assets will be sold, conveyed, transferred, assigned and delivered, and the Assumed Liabilities will be assumed, pursuant to transfer and assumption agreements and such other instruments in such form as may be necessary or appropriate to effect a conveyance of the Purchased Assets, and an assumption of the Assumed Liabilities, in the jurisdictions in which such transfers are to be made. Such transfer and assumption agreements will be prepared by the Seller, subject to Purchaser’s reasonable acceptance, and will include:

(i) a bill of sale in substantially the form appended hereto as Exhibit A (the “Bill of Sale”); a general assignment and assumption of Liabilities in substantially the form appended hereto as Exhibit B (the “Assignment and Assumption Agreement”);

(ii) local asset transfer agreements for each jurisdiction other than the U.S. in which Purchased Assets or Assumed Liabilities are located in substantially the form appended hereto as Exhibit C (collectively, the “Local Asset Transfer Agreements”), with only such deviations therefrom as are required by Applicable Law; and

(iii) such other instruments and agreements as may be required to effect the purchase and assignment and assumption of the Purchased Assets and the Assumed Liabilities;

and will be executed no later than at or as of the Closing by the Seller and/or any of its Subsidiaries, as appropriate, and the Purchaser and/or any of its Subsidiaries, as appropriate.

(b) To the extent Purchaser or its designees are required under Applicable Law or in connection with any local asset transfer requirements to make local payment for Purchased Assets in any particular jurisdiction directly to Seller or any of its Subsidiaries, such payment will be made in Dollars, if permissible under Applicable Law, and the Seller will reimburse to the Purchaser (i) each such amount in Dollars or (ii) if such local payment is made in a currency other than Dollars, the Dollar equivalent based on the “closing mid-point rates” as published at http://www.FT.com/marketsdata (in the “Data Archives” section) (the “Reference Rate”) as of the date the local payment is made, within two (2) Business Days of such local payment being made by such local Purchaser designee to such local Seller Subsidiary. To the extent that Seller or any of its Subsidiaries are required under Applicable Law or in connection with any local asset transfer requirements to make local payment in any particular jurisdiction directly to a Purchaser or its designees as a result of the Assumed Liabilities exceeding the Purchased Assets in such jurisdiction, such payment will be made in Dollars, if permissible under local Law, and the Purchaser will reimburse to the Seller (x) each such amount in Dollars or (y) if such local payment is made in a currency other than Dollars, the Dollar equivalent based on the Reference Rate as of the date the local payment is made, within two (2) Business Days of such local payment being made by such local Seller Subsidiary to such local Purchaser designee. Any payments made under this Section 1.9 shall have no impact on the calculation of, adjustment to, or manner of payment of the Purchase Price.

(c) QLogic Israel Ltd. (“Purchaser Israel”) will be the direct purchaser of (i) all Purchased Assets located in Israel, including any Purchased Assets held by Broadcom Israel Research Ltd. (“Seller Israel”), and (ii) the OCS - Funded IP. Purchaser India will be the direct purchaser of all Purchased Assets located in India, including any tangible Purchased Assets held by Seller India. The Taiwan branch of QLogic (UK) Limited will be the direct purchaser of all Purchased Assets located in Taiwan, including any Purchased Assets held by the Taiwan branch of Broadcom International LLC or, if applicable, Broadcom Asia Distribution Pte Ltd.

ARTICLE II

REPRESENTATIONS AND WARRANTIES OF SELLER

Except as set forth in the corresponding sections or subsections of the disclosure schedule attached hereto (each section of which shall be deemed to qualify any other section or subsection of this Article to which the matter relates, so long as the applicability of such matter to such section is reasonably apparent) (the “Seller Disclosure Schedule”), Seller hereby represents and warrants to Purchaser as follows:

Section 2.1 Organization and Qualification.

(a) Seller is a corporation duly organized, validly existing and in good standing under the laws of the State of California and has the requisite corporate power and authority to own, lease and operate all of the Purchased Assets owned, leased or operated by it and to carry on the Business as currently conducted. Except as would not prevent the consummation of the Transactions, Seller is duly qualified or licensed as a foreign corporation to do business, and is in good standing (to the extent such concept or a comparable status is recognized), in each jurisdiction where the character of the Purchased Assets owned, leased or operated by it or the nature of the Business makes such qualification or licensing necessary.

(b) A complete and correct list of all Subsidiaries of Seller that own the Purchased Assets and their respective jurisdictions of incorporation or formation is set forth in Section 2.1(b) of the Seller Disclosure Schedule (such Subsidiaries, the “Seller Subsidiaries” each, a “Seller Subsidiary”). Except as would not prevent the consummation of the Transactions, each Seller Subsidiary is duly organized, validly existing and in good standing (to the extent such concept or a comparable status is recognized) under the Applicable Laws of the jurisdiction of its incorporation or formation and has the requisite corporate power and authority to own, lease, or operate the Purchased Assets owned, leased, or operated by it and to carry on the Business as and to the extent currently conducted by it. Except as would not prevent the consummation of the Transactions, each Seller Subsidiary is duly qualified or licensed as a foreign corporation to do business, and is in good standing (to the extent such concept or a comparable status is recognized), in each jurisdiction where the character of the Purchased Assets owned, leased or operated by it or the nature of the Business makes such qualification or licensing necessary.

Section 2.2 Authority. Seller and, as of the Closing, the Seller Subsidiaries have all necessary corporate power and authority to execute and deliver this Agreement and each other Transaction Document to which Seller or any of the Seller Subsidiaries is or, at the Closing, will become a party and to perform its obligations under this Agreement and each such other Transaction Document, and to consummate the Transactions. The execution and delivery of this Agreement and each other Transaction Document to which Seller or any of the Seller Subsidiaries is or, at the Closing, will become a party, and the consummation of the

Transactions, have been duly and validly authorized by all necessary corporate action on the part of Seller or (as of the Closing) such Seller Subsidiary, as applicable. This Agreement and each other Transaction Document to which Seller or any of the Seller Subsidiaries is or, at the Closing, will become a party have been or, at the Closing, will be, as the case may be, duly and validly executed and delivered by Seller or such Seller Subsidiary and, assuming the due authorization, execution and delivery of the other parties hereto and thereto, constitute or, with respect to any Transaction Document to be executed at the Closing, will constitute the valid, legal and binding obligations of Seller, or such Seller Subsidiary, enforceable against Seller or such Seller Subsidiary as applicable, in accordance with their respective terms, subject to any applicable bankruptcy, insolvency, reorganization, moratorium or similar Laws now or hereafter in effect relating to creditors’ rights generally or to general principles of equity.

Section 2.3 No Conflict; Required Consents and Approvals.

(a) The execution, delivery and performance by Seller or any Seller Subsidiary of this Agreement and each of the Transaction Documents to which Seller or any Seller Subsidiary is or will be a party, and the consummation of the Transactions, do not and will not: (i) conflict with or violate the certificate of incorporation or bylaws or equivalent organizational documents of Seller or any such Seller Subsidiaries; (ii) conflict with or violate any Law applicable to Seller or any of its Subsidiaries; (iii) result in any breach of, or constitute a default (or an event that, with notice or lapse of time or both, would become a default or breach) under, require any Consent of or notice to any Person pursuant to, result in the loss of a material benefit under, materially and adversely affect the rights of Seller or any Seller Subsidiary under, or give to others any right of termination, amendment, acceleration or cancellation of any Material Contract, in any case that cannot be cured by obtaining Consent from the counterparty or counterparties thereto, or (iv) result in the creation of an Encumbrance (other than Permitted Encumbrances) on any material portion of the Purchased Assets, except in the cases of the foregoing clause (ii) for violations, conflicts, breaches, defaults, or failure to obtain Consents or provide notifications that would not have a material adverse effect on the Purchased Assets.

(b) Except for those Consents, filings with, or notifications to any Governmental Entity listed in Section 2.3(b) of the Seller Disclosure Schedule, to the Knowledge of Seller, the execution, delivery and performance by Seller or any of its Subsidiaries of this Agreement and each of the Transaction Documents to which Seller or any of its Subsidiaries is or will be a party, and the consummation of the Transactions by Seller and its Subsidiaries do not, and the performance of this Agreement by Seller and its Subsidiaries will not, require any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Entity for such performance or in order to prevent the termination of any material right, privilege, license or qualification of Seller of any of its Subsidiaries to the extent included in the Purchased Assets.

Section 2.4 Permits. To the Knowledge of Seller, within the past two (2) years, (i) Seller and each of its Subsidiaries are in possession of, and in compliance with all material Permits, and all pending applications or renewals thereof, exclusively used in the Business (the “Seller Permits”), (ii) each Seller Permit is valid and in full force and effect, and (iii) within the past two (2) years, neither Seller nor any of its Subsidiaries has received any written notice of, and there has not occurred, is not pending and is not threatened, any suspension, cancellation, modification, revocation or nonrenewal of any Seller Permit. For clarity, the representations and warranties contained in this Section 2.4 exclude any matters covered by any other representation or warranty contained in this Article II, including without limitation Section 2.18.

Section 2.5 Financial Information. Section 2.5 of the Seller Disclosure Schedule sets forth a statement of product revenue for the Seller Products, by quarter and by product category as described therein, for the years ended December 31, 2011, December 31, 2012, and December 31, 2013 as recorded in the operating ledger of the Business (collectively, the “Seller Financial Information”). The Seller Financial Information was prepared in a manner consistent with Seller accounting practices at the time of recording.

Section 2.6 Absence of Changes. To the Knowledge of Seller, since September 30, 2013 to the Agreement Date, (a) Seller and its Subsidiaries have conducted the Business only in the ordinary course of business consistent with past practice; and (b) there has not been any event, condition, circumstance, development, change or effect, that, individually or in the aggregate, has had, or would reasonably be expected to have, a Material Adverse Effect.

Section 2.7 Title. Except as set forth in Section 2.7 of the Seller Disclosure Schedule, Seller and the Seller Subsidiaries have good and marketable title to, or in the case of leased properties and assets, valid leasehold interests in, the tangible Purchased Assets free and clear of all Encumbrances other than Permitted Encumbrances.

Section 2.8 Litigation. To the Knowledge of Seller, (a) neither Seller nor any of its Subsidiaries has received, within the past two (2) years, any written notice of, and there is not pending or threatened, any Action against (i) Seller’s or its Subsidiaries’ interest in or use of any of the Purchased Assets, or (ii) any employee of Seller or any of its Subsidiaries in regards to their actions as such with respect to Seller’s or its Subsidiaries’ interest in or use of any of the Purchased Assets; (b) no Action, whether settled or unsettled, has occurred, or is pending or threatened, seeking to prevent, hinder, modify, delay or challenge the Transactions; (c) neither Seller nor any of its Subsidiaries has received, within the past two (2) years, any written notice of, and there does not exist, any outstanding Order, writ, judgment, injunction, decree, determination or award of, or pending or threatened investigation by, any Governmental Entity against Seller’s or any of its Subsidiaries’ interest in or use of any of the Purchased Assets, or any of the employees of Seller or any of its Subsidiaries in regard to their actions as such with respect to Seller’s or its Subsidiaries’ interest in or use of the Purchased Assets, or the Transactions; and (d) there is no Action initiated by Seller or any of its Subsidiaries pending, or which Seller or any of its Subsidiaries has commenced preparations to initiate, against any other Person with respect to Seller’s or its Subsidiaries’ interest in or use of any of the Purchased Assets. The representations and warranties contained in this Section 2.8 exclude any matters covered by any other representation or warranty contained in this Article II, including without limitation Section 2.12.

Section 2.9 Employee Benefits.

(a) List of Employee Plans. Section 2.9(a) of the Seller Disclosure Schedule sets forth, as of the Agreement Date, a complete and correct list of all material Employee Plans. For purposes of this Agreement, “Employee Plan” means:

(i) all employee benefit plans (as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”)) and all bonus, stock option, stock purchase, restricted stock, other equity or equity-based award, incentive, deferred compensation, retiree medical or life insurance, supplemental retirement, sick leave, educational assistance, loans, salary continuation, recreation, vacation, pension, severance, disability, medical or other welfare benefits, fringe benefits, or other benefit plans, programs, agreements or arrangements, and all employment, consulting, termination, severance or other agreements or arrangements with or covering (including eligibility to participate) any Business Employee to which Seller or any of its ERISA Affiliates is a party, with respect to which Seller or any of its ERISA Affiliates has or could have any obligation or Liability in respect of any Business Employee (or the dependent or beneficiary thereof) or which are maintained, contributed to or sponsored by Seller or any of its ERISA Affiliates for the benefit of any Business Employee (or the dependent or beneficiary thereof);

(ii) each employee benefit plan for which Seller could incur Liability under Section 4069 of ERISA in the event such plan has been or were to be terminated; and

(iii) any plan in respect of which Seller could incur Liability under Section 4212(c) of ERISA or otherwise under Title IV of ERISA.

(b) Employee Plans Made Available. Seller has furnished to Purchaser a complete and correct copy of each such material Employee Plan (or, in the case of Employee Plans made available to employees of the Seller and its Subsidiaries generally, summaries of the benefits provided under such plan). With respect to the Liabilities set forth on Schedule 1.3(d) pursuant to applicable Employee Plans but excluding any such Liabilities that relate to benefits provided to Business Employees pursuant to Applicable Law, Seller has furnished to Purchaser: (i) a correct and complete copy of such Employee Plan, including (without limitation) all amendments thereto, and all related trust documents, (ii) a written description of any such Employee Plan that is not set forth in a written document, (iii) the most recent summary plan description together with the summary or summaries of material modifications thereto, if any, (iv) the three most recent annual report or similar compliance documents relating to an Employee Plan required to be filed with any Governmental Entity, and (v) all material written agreements and contracts currently in effect.

(c) Multiemployer, Title IV and Other Funded Plans. Neither Seller nor any ERISA Affiliate maintains, sponsors or contributes to, or has within the previous six (6) years maintained, sponsored or contributed to, a multiemployer plan within the meaning of Section 3(37) or 4001(a)(3) of ERISA (a “Multiemployer Plan”), a single employer pension plan within the meaning of Section 4001(a)(15) of ERISA for which Seller or any of its ERISA Affiliates could incur Liability under Section 4063 or 4064 of ERISA (a “Multiple Employer Plan”), a “multiple employer welfare arrangement” (within the meaning of Section 3(40) of ERISA), a plan that is subject to Title IV of ERISA, Section 302 of ERISA, Section 412 of the Code, or Section 413 of the Code, a “funded welfare plan” within the meaning of Section 419 of the Code, or a plan in connection with a trust described in Section 501(c)(9) of the Code with respect to which Purchaser could incur any Liability.

(d) Retiree Welfare and Change of Control Plans. No Employee Plan provides for or promises, retiree medical, disability, life insurance or other welfare benefits to any Business Employee, except as required by Section 4980B of the Code, Part 6 of Title I of ERISA or similar applicable state Law, or, with respect to an International Plan, similar Applicable Laws. Neither the execution of this Agreement and the other Transaction Documents nor the consummation of the Transactions (either together with or upon the occurrence of any additional or subsequent events) will constitute an event under any Employee Plan or other Contract that will or may reasonably be expected to result in any payment (including severance or termination pay) or any acceleration, vesting, increase, funding (including the segregation of assets to fund) or provision of benefits thereunder, in each case, to any Business Employee (or any dependent or beneficiary thereof), whether or not any such payment or benefit would be an “excess parachute payment” (within the meaning of Section 280G of the Code), excluding in each case such severance or termination pay or other benefit as required to be provided under Applicable Laws.

(e) Determination Letters. Each Employee Plan that is intended to be qualified under Section 401(a) of the Code or Section 401(k) of the Code, and any related trust established in connection with such Employee Plan that is intended to be exempt under 501(a) of the Code, has received a timely favorable determination, advisory and/or opinion letter from the IRS, covering all of the provisions applicable to the Employee Plan for which determination, advisory and/or opinion letters are currently available, that the Employee Plan is so qualified and the related trust is so tax exempt. To the Knowledge of Seller, no fact or event has occurred since the date of such determination, advisory and/or opinion letter or letters from the IRS that would reasonably be expected to adversely affect the qualified status of any such Employee Plan or the exempt status of any such trust, ignoring for such purposes any non-statutory notice periods provided under any International Plan.

(f) Parachute Payments. Except as would not reasonably be expected to be, individually or in the aggregate, material, neither Seller nor any of its Subsidiaries has made, is obligated to make, or will become obligated to make, as a result of any event or series of events connected directly or indirectly with any transaction contemplated herein or under the other Transaction Documents, any “excess parachute payment” as defined in Section 280G of the Code to any Business Employee. There is no written or unwritten agreement, plan, arrangement or other Contract, including any Employee Plan, by which Seller or any of its Affiliates is bound to compensate, indemnify or otherwise make whole, any Business Employee (or dependent or beneficiary thereof) for additional or excise taxes paid or payable pursuant to Sections 409A, 457A or 4999 of the Code.

(g) Plan Compliance. With respect to the participation of Transferred Employees in each Employee Plan set forth on Schedule 1.3(d): (i) such Employee Plan has been maintained and administered in compliance with its terms and with the requirements prescribed by any and all Laws; (ii) no action, suit or claim (excluding claims for benefits incurred in the ordinary course) has been brought or is pending or threatened against or with respect to the Employee Plan or the assets or any fiduciary thereof (in that Person’s capacity as a fiduciary of such Employee Plan); (iii) there are no audits, inquiries or proceedings pending or threatened by any Governmental Entity with respect to the Employee Plan; and (iv) the execution of this Agreement and the consummation of the transactions contemplated by this Agreement (alone or together with any other event which, standing alone, would not by itself trigger such entitlement or acceleration) will not entitle any Person to any payment, forgiveness of indebtedness, vesting, distribution, or increase in benefits under or with respect to any such Employee Plan, otherwise trigger any acceleration (of vesting or payment of benefits or otherwise) under or with respect to any such Employee Plan, or trigger any obligation to fund any such Employee Plan. The assets of the Employee Plans set forth on Schedule 1.3(d) that apply to Transferred Employees, as well as any amounts accrued by Seller with respect to such Employee Plans for the Transferred Employees, in either case, solely to the extent applicable, equal not less than the amount of the Liabilities set forth on Schedule 1.3(d) with respect to such Employee Plans.

(h) Any other representation or warranty contained in this Article II notwithstanding, the representations and warranties contained in this Section 2.9 and in Section 2.10 constitute the sole representations and warranties of Seller relating to employee benefit matters.

Section 2.10 Labor and Employment Matters.

(a) List of Employees, Consultants and Service Providers. Section 2.10(a) of the Seller Disclosure Schedule lists, as of the Agreement Date, each of the following:

(i) Each Business Employee, including such Business Employee’s work location, employing entity, title or position, length of continuous service, base salary or wage rate (including any salary or wage rate increase resulting from Seller’s annual compensation review process which is set to go into effect after the Agreement Date), and, with respect to a U.S. Business Employee, such Business Employee’s status as exempt or non-exempt, and, with respect to an Israeli Employee, whether such Business Employee is subject to a Section 14 Arrangement under the Israeli Severance Pay Law - 1963 (a “Section 14 Arrangement”) (and, to the extent such employee is subject to the Section 14 Arrangement, an indication of whether such arrangement has been applied to such person from the commencement date of his employment and on the basis of his entire salary) and whether such Business Employee is exempt or non-exempt from the requirements of the Israeli Hours of Work and Rest Law-1951, and each Business Employee’s participation in commission, severance, incentive or bonus arrangements, accrued but unused vacation and other paid leave; and

(ii) Each Business Consultant who is classified as an independent contractor or otherwise classified as a non-employee, including such

Business Consultant’s compensation (or rate paid by Seller or its Subsidiary, as applicable, to the agency providing such Business Consultant) and a list of the contracts between Seller or its Subsidiary, as applicable, and such entity that employs or engages the Business Consultant pursuant to which the Business Consultants are providing services to the Business;

provided, that to the extent applicable privacy or data protection Laws would prohibit the disclosure of certain personally identifiable information without the individual’s consent, Seller may omit such information from Section 2.10(a) of the Seller Disclosure Schedule. To the Knowledge of Seller, as of the Agreement Date, no Business Employee or Business Consultant listed in Section 2.10(a) of the Seller Disclosure Schedule has given written notice to Seller or any of its Subsidiaries of his or her intention to go on leave of absence or terminate such Person’s relationship or status as an employee of or independent contractor to Seller or any of its Subsidiaries. Except as set forth in Section 2.10(a) of the Seller Disclosure Schedule, no Business Employee is required to have any visa or work permit.

(b) Compliance with Laws. With respect to Business Employees, to the Knowledge of Seller, Seller and each of its Subsidiaries are in compliance in all material respects with all Applicable Laws regarding labor and employment, including those related to employment practices, terms and conditions of employment, wages and hours, including calculation and payment of overtime compensation, employee classification, leaves of absence, working during rest days, social benefits contributions, severance pay, termination of employment, collective bargaining, equal opportunity, occupational health and safety, workers’ compensation, immigration, data protection, individual and collective consultation, notice of termination and redundancy and the payment and collection of social security and other Taxes, and with respect to Israeli Employees, with the Israeli Law for Increased Enforcement of Labor Laws-2011, the Prior Notice to the Employee Law-2002, the Notice to Employee (Terms of Employment) Law-2002, the Prevention of Sexual Harassment Law-1998, the Hours of Work and Rest Law-1951, the Annual Leave Law-1951, the Salary Protection Law-1958, and The Employment by Human Resource Contractors Law-1996. To the Knowledge of Seller, each Business Employee is legally permitted to be employed by Seller and its Affiliates in the jurisdiction in which such Business Employee is employed.

(c) Employment Litigation. Except as set forth in Section 2.10(c) of the Seller Disclosure Schedule, there is not pending and, to the Knowledge of Seller, there is not threatened, any material Action related to employment or employment conditions by any Business Employees, former employees who primarily performed services for the Business, or Business Consultants, whether before the Equal Employment Opportunity Commission, the National Labor Relations Board, the U.S. Department of Labor, the U.S. Occupational Safety and Health Administration, the Workers Compensation Appeals Board, or any comparable body outside the U.S., or any other Governmental Entity.

(d) Restrictive Covenants. To the Knowledge of Seller, no Business Employee or Business Consultant is in violation of (i) any term of any employment or consulting Contract or (ii) any term of any other Contract or any restrictive covenant, in either case of (i) or (ii), relating to the right of any such employee or consultant to be employed by or to render services to Seller or any of its Affiliates or to use trade secrets or proprietary information of others.

(e) Unions. The consent of, consultation of or the rendering of formal advice by any labor or trade union, works council or any other employee representative body (“Labor Union”) is not required for Seller to enter into this Agreement or any other Transaction Document or to consummate any of the Transactions. With respect to the conduct or operation of the Business and the ownership or use of the Purchased Assets: (i) neither Seller nor any of its Subsidiaries is or has in the past six (6) years been a party to any collective bargaining agreement, Contract with a works council, or similar labor union collective agreement with a Labor Union (a “Labor Agreement”); (ii) no labor strike, lockout, or work stoppage involving Business Employees is pending or, to the Knowledge of Seller, threatened against Seller or any of its Subsidiaries; (iii) there is not pending against Seller or any of its Subsidiaries and, in the past three (3) years, Seller and its Subsidiaries has not received written notice of any charge of an unfair labor practice (as defined under the National Labor Relations Act or any other Applicable Law); and (iv) with respect to Israeli Employees, neither the Seller nor any of its Subsidiaries are, or have in the past six (6) years been, a member of any employers’ association or organization and neither the Seller nor any of its Subsidiaries has paid, been required to pay any payment (including professional organizational handling charges) to any employers’ association or organization. None of the Business Employees is or has been in the past six (6) years represented by any Labor Union or otherwise covered by any Labor Agreement in connection with their employment by or service to Seller or any of its Subsidiaries. In the past six (6) years, to the Knowledge of Seller, there have been no Labor Union organizing activities with respect to the Business Employees.

(f) WARN Act. Except as set forth in Section 2.10(f) of the Seller Disclosure Schedule, in the ninety (90) day period prior to the Agreement Date, neither Seller nor its Subsidiaries has taken any action that would constitute a plant closing or mass layoff within the meaning of, or otherwise trigger notice, compensation, or other obligations under the Worker Adjustment and Retraining Notification Act of 1988, as amended, or any similar U.S. Applicable Law regarding redundancies, reductions in force, mass layoffs and plant closings (collectively, the “WARN Act”).

(g) Israeli Employees. Except as set forth in Section 2.10(g) of the Seller Disclosure Schedule, with respect to Israeli Employees: (i) the employment of each Israeli Employee is subject to termination upon not more than thirty (30) days’ prior written notice under the termination notice provisions included in the employment arrangement with such Israeli Employee or Applicable Law, (ii) all obligations of Seller Israel to provide statutory severance pay to its Israeli Employees pursuant to the Israeli Severance Pay Law-1963 are fully funded or accrued by Seller, (iii) no Israeli Employee’s employment by Seller Israel requires any special license, permit or other authorization of a Governmental Entity, (iv) there are no material unwritten policies, practices or customs of Seller Israel that, by extension, could reasonably be expected to entitle any Israeli Employee to material benefits in addition to what such Israeli Employee is entitled to by Applicable Law or under the terms of such Israeli Employee’s employment arrangement (including unwritten customs or practices concerning bonuses, the payment of statutory severance pay when it is not required under Applicable Law), (v) all amounts that Seller Israel is legally or contractually required either (A) to deduct from Israeli

Employees’ salaries or to transfer to such Israeli Employees’ pension or provident, life insurance, incapacity insurance, continuing education fund or other similar funds, to the extent applicable, or (B) to withhold from their Israeli Employees’ salaries and benefits and to pay to any Governmental Entity as required by the Israeli Tax Authority and the Israeli National Insurance Law or otherwise, have, in each case, been duly deducted, transferred, withheld and paid, except for any failure to do so that has only a de minimis effect, and Seller Israel does not have any material outstanding obligation to make any such deduction, transfer, withholding or payment, (vi) to the Knowledge of Seller, there are no circumstances that are reasonably expected to give rise to any valid claim by a current or former Israeli Employee for compensation on termination of employment or service (beyond the Employee Plans, the statutory severance pay to which Israeli Employees are entitled and the redemption of accrued entitlements); and (vii) there are no claims (other than claims that are not individually material and would not, when aggregated together with other similar or related claims, or claims deriving from or based on similar circumstances, be material) by or on behalf of any current or former Israeli Employees pending or, to the Knowledge of Seller, threatened against the Seller or its Subsidiaries. With respect to the Israeli Employees, Seller and its Subsidiaries are not subject to, and no Israeli Employee benefits from, any extension order (tzavei harchava) except for such extension orders which generally apply to all employees in Israel or to employees in the hi-tech industry.

(h) Israeli Consultants. Except as set forth in Section 2.10(h) of the Seller Disclosure Schedule, with respect to Israeli Consultants: (i) the engagement of each Israeli Consultant is subject to termination upon not more than thirty (30) days’ prior written notice under the termination notice provisions included in the consultation arrangement with such Israeli Consultant or Applicable Law, (ii) no Israeli Consultant’s engagement by Seller Israel requires any special license, permit or other authorization of a Governmental Entity, (iii) there are no material unwritten policies, practices or customs of Seller Israel that, by extension, could reasonably be expected to entitle any Israeli Consultant to material benefits in addition to what such Israeli Consultant is entitled to by Applicable Law or under the terms of such Israeli Consultant’s engagement arrangement (including unwritten customs or practices concerning success fees), (iv) all amounts that Seller Israel is legally or contractually required to withhold from the Israeli Consultants’ fees and benefits and to pay to any Governmental Entity as required by the Israeli Tax Authority or otherwise, have, in each case, been duly deducted, transferred, withheld and paid, except for any failure to do so that has only a de minimis effect, and Seller Israel does not have any material outstanding obligation to make any such deduction, transfer, withholding or payment, (v) to the Knowledge of Seller, there are no circumstances that are reasonably expected to give rise to any valid claim by a current or former Israeli Consultant for compensation on termination of engagement or service; (vi) there are no material claims by or on behalf of any current or former Israeli Consultants pending or, to the Knowledge of Seller, threatened against the Seller or its Subsidiaries, and (vii) all Israeli Consultants have been properly classified as independent contractors for purposes of Israeli Tax laws and Israeli laws applicable to employee benefits.

(i) Any other representation or warranty contained in this Article II notwithstanding, the representations and warranties contained in Section 2.9 and in this Section 2.10 constitute the sole representations and warranties of Seller relating to employment matters.

Section 2.11 Real Property.

(a) Leased Real Property. Seller has caused to be delivered to Purchaser (or made available for inspection by Purchaser) true, correct and complete copies of the Ramat Gan Lease. The Ramat Gan Lease is in full force and effect. Section 2.11(a) of the Seller Disclosure Schedule sets forth a description and the location of the Leased Real Property that is the subject of the Ramat Gan Lease, which entity uses, owns or operates such property, the monthly payment due in connection therewith and the term of the Ramat Gan Lease. Seller Israel is not, and to the Knowledge of Seller, no other party to the Ramat Gan Lease is in default of its obligations thereunder.

(b) Security. All security deposits, letters of credit and other security made in connection with the Ramat Gan Lease are set forth in Section 2.11(b) of the Seller Disclosure Schedule.

(c) Condition. To the Knowledge of Seller, neither Seller nor Seller Israel has received written notice that the operation at the Leased Real Property subject to the Ramat Gan Lease as currently conducted is in violation of the Ramat Gan Lease or Applicable Law. To the Knowledge of Seller, the Leased Real Property subject to the Ramat Gan Lease (A) is free of material defects and is otherwise sufficient to permit the use of such facility in the manner and for the purpose to which it is presently devoted, and (B) has adequate and sufficient access to and from public areas. To the Knowledge of Seller, and except as set forth in the Ramat Gan Lease, neither Seller nor Seller Israel has any obligation to restore the applicable premises to the condition required under the Ramat Gan Lease prior to the expiration or earlier termination of the applicable term.

(d) Condemnation. To the Knowledge of Seller, there are no pending, or threatened, condemnation or expiration proceedings for the taking of all or any portion of the Leased Real Property subject to the Ramat Gan Lease.

(e) Any other representation or warranty contained in this Article II notwithstanding, the representations and warranties contained in this Section 2.11 constitute the sole representations and warranties of Seller relating to real property.

Section 2.12 Intellectual Property.

(a) Generally.

(i) Each current (or, to the Knowledge of Seller, former) employee, officer, director, consultant and contractor of Seller who, in the course of their employment with or rendition of services to Seller, is or has been involved in the creation or development of Storm IP, has executed and delivered to Seller or any of its Subsidiaries proprietary information, confidentiality and assignment agreements that require each individual to maintain in confidence all Trade Secrets in the Storm IP and assign to Seller or any of its Subsidiaries all Intellectual Property Rights in the Storm IP in the course of their employment with or rendition of services to Seller. To the Knowledge of Seller, there has been no disclosure by Seller or its Subsidiaries or any of its or their employees, officers, directors, consultants, or contractors of any Trade Secrets in the Storm IP that would compromise the confidentiality of such Trade Secrets.

(ii) In each case in which Seller or any of its Subsidiaries, has acquired ownership of any Storm IP from any Person, including any employee, officer, director, consultant and contractor of Seller acting in the course of their employment with or in rendering services to Seller, Seller has obtained an assignment sufficient to transfer ownership of and all rights with respect to such Storm IP to Seller or any of its Subsidiaries.

(iii) Neither Seller nor any of its Subsidiaries owes any compensation or remuneration to a current or former employee, officer, director, consultant or contractor in relation to any Storm IP, including with respect to any Copyright that is based on a work of any current or former employee, officer, director, consultant or contractor of Seller or its Subsidiaries. There is no Copyright or other Intellectual Property Rights included in the Storm IP that is owned by or, exclusively licensed to a current or former employee, officer, director, consultant or contractor of Seller or its Subsidiaries.

(iv) Seller or one of its Subsidiaries is the sole and exclusive owner of all right, title and interest in and to all Storm IP and all such Storm IP is free and clear of any and all Encumbrances, other than Permitted Encumbrances. To the Knowledge of Seller, there are no facts, circumstances or information that would or reasonably could be expected to adversely affect, limit, restrict, impair, or impede the ability of Purchaser to use, practice and otherwise exploit the Storm IP upon the Closing in the same manner as currently used, practiced and otherwise exploited by Seller and its Subsidiaries. Neither Seller nor any of its Subsidiaries has, within the last three years, received any written notice or claim challenging Seller’s or any of its Subsidiaries’ sole and exclusive ownership of any Storm IP or asserting in writing that any other Person has any claim of legal or beneficial ownership with respect thereto.

(b) Trade Secrets. Seller and its Subsidiaries have taken commercially reasonable steps in accordance with generally-accepted industry standards and Applicable Law to protect their rights in, and to safeguard and maintain the secrecy and confidentiality of, the information and materials that derive independent economic value, actual or potential, from not being generally known to the public or to other persons who can obtain economic value from its disclosure or use included in the Storm IP. To the Knowledge of Seller, neither Seller nor any of its Subsidiaries has authorized the disclosure of any Trade Secret included in the Storm IP, nor has any such Trade Secret been disclosed, other than pursuant to a written confidentiality agreement with respect thereto. To the Knowledge of Seller, (i) there has been no misappropriation or unauthorized disclosure of any Trade Secret included in the Storm IP (or claimed or understood to be so included), or (ii) breach of any obligations of confidentiality with respect to Trade Secrets included in the Storm IP.

(c) Intellectual Property Agreements.

(i) Section 2.12(c)(i) of the Seller Disclosure Schedule sets forth, to the Knowledge of Seller, a complete and correct list of all third parties with whom Seller or any of its Subsidiaries has entered into Inbound License Agreements (and for Inbound License Agreements specific to use of the Storm IP, sets forth the title, effective date, and parties thereto), other than (A) licenses to Seller or any of its Subsidiaries of off-the-shelf Software that is commercially available on reasonable terms to any Person for a license fee, royalty or other consideration of no more than Twenty Five Thousand Dollars ($25,000) per copy or user, and (B) Contracts which (i) do not relate to Intellectual Property incorporated in the Seller Products, and (ii) are not material to the current conduct of the Business.

(ii) Section 2.12(c)(ii) of the Seller Disclosure Schedule sets forth a complete and correct list of all third parties with whom Seller or any of its Subsidiaries has entered into Outbound License Agreements, other than (A) non-exclusive licenses and covenants not to sue (a) for Seller Products or Seller Intellectual Property granted to end-user customers, distributors and resellers of Seller or any of its Subsidiaries in the ordinary course of business, and (b) for Seller Products or Seller Intellectual Property granted to consultants, suppliers and manufacturers of Seller or any of its Subsidiaries in the ordinary course of business, and (B) Contracts which are not material to the conduct of the Business as of the Agreement Date.

(iii) To the Knowledge of Seller, all Inbound License Agreements which are material to the current conduct of the Business and all Outbound License Agreements which are material to the current conduct of the Business (together, the “Seller License Agreements”) are in full force and effect, and enforceable in accordance with their terms. To the Knowledge of Seller, there is no outstanding or dispute or disagreement currently threatened in writing with respect to any Seller License Agreement. Representative forms of Seller’s Outbound License Agreement template have been made available to Purchaser. Neither Seller nor any of its Subsidiaries nor, to the Knowledge of Seller, any other party to any Seller License Agreement is in material breach or material default of such Seller License Agreements.

(iv) There is no Contract, judicial decree, arbitral award or other judgment or requirement made against Seller or any of its Subsidiaries that obligates Seller or any of its Subsidiaries or Purchaser or its Affiliates to grant licenses in the future with respect to any Storm IP.

(v) Neither the execution, delivery and performance of this Agreement, the Transaction Documents and such other agreements, documents and instruments required by this Agreement to be executed and delivered after the Agreement Date, nor the consummation of this transaction, will cause or require (or purports to cause or require) Purchaser or any of its

Affiliates to (i) grant to any other Person any license, covenant not to sue, immunity or other right with respect to or under any of Purchaser’s or its Affiliates’ Intellectual Property or Intellectual Property Rights, or (ii) be obligated to pay any royalties or other amounts, or offer any discounts, to any other Person (other than pursuant to any Assumed Contracts or other agreements that Purchaser may elect to execute with the third-party suppliers or licensors identified in Contracts described or required to be listed in Section 2.12(c)(i) of the Seller Disclosure Schedule).

(vi) Rights in Seller Intellectual Property. Seller or its Subsidiaries have not exclusively licensed to any Person, within the field of the Business, any Storm IP. All of the Seller Intellectual Property included in Seller Products or otherwise material to the current conduct of the Business that is not owned in whole or in part by Seller or any of its Subsidiaries (the “Licensed Seller Intellectual Property”) is licensed to Seller or its Subsidiaries pursuant to an Inbound License Agreement listed in Section 2.12(c)(i) of the Seller Disclosure Schedule. All Storm IP is freely transferable and assignable (and, upon Closing, shall be assigned and transferred) to Purchaser without restriction and without (other than as set forth in Sections 2.12(i) and 2.12(j) of the Seller Disclosure Schedule) payment of any kind to any third party.

(d) Seller Products. Section 2.12(d) of the Seller Disclosure Schedule sets forth a complete and accurate list of each Seller Product.

(e) No Infringement by Seller. To the Knowledge of Seller and except with respect to Ancillary Claims, the use by the Business of the Storm IP, and the design, development, use, provision, import, branding, advertising, promotion, marketing, manufacture, distribution and sale of any Seller Products, (i) has not during the past six (6) years infringed, misappropriated, diluted, used or disclosed without authorization or otherwise violated, and does not as currently conducted infringe, misappropriate, dilute, use or disclose without authorization, or otherwise violate any Intellectual Property Rights of any third party, and (ii) has not during the past six (6) years constituted, and does not as currently conducted constitute unfair competition or trade practices under the Laws of any relevant jurisdiction. To the Knowledge of Seller, within the past three (3) years, no Action has been initiated or is pending, and no notice of any Action has been received by Seller or any of its Subsidiaries, alleging that Seller or any of its Subsidiaries, or any Seller Product or the Storm IP, diluted, used or disclosed without authorization, or otherwise violated the Intellectual Property Rights of any third party or constituted unfair competition or trade practices under the Laws of any relevant jurisdiction. Without limiting the foregoing, within the past three (3) years, neither Seller nor any of its Subsidiaries has received any written correspondence asking or inviting Seller or any of its Subsidiaries to enter into a Patent or other Intellectual Property Right license or similar agreement, to pay for or obtain a release for Patent or other Intellectual Property Right infringement, with respect to the Seller Products or Storm IP.

(f) No Orders. No Storm IP or Seller Intellectual Property material to the Business is subject to any outstanding Order, judgment, injunction, decree, or stipulation against Seller or any of its Subsidiaries restricting the use, practice, sale, transfer, licensing or exploitation thereof within the field of the Business by Seller or any of its Subsidiaries.

(g) No Infringement by Third Parties. During the past three (3) years, neither Seller nor any of its Subsidiaries has instituted or asserted any Action against any third party with respect to infringement, misappropriation, dilution, use or disclosure without authorization, or other violation of any Storm IP, nor has Seller or any of its Subsidiaries issued any written communication inviting any third party to take a license, authorization, covenant not to sue or the like with respect to any Storm IP (other than in connection with licenses granted by Seller or its Subsidiaries in the ordinary course of business).

(h) Software. The Software that is included in the Storm IP (“Seller Software”) was (i) developed solely by employees of Seller and its Subsidiaries acting within the scope of their employment who assigned any Intellectual Property Rights that they may have in or to such Seller Software to Seller or the applicable Subsidiary pursuant to written agreements, or (ii) developed by independent contractors who assigned any Intellectual Property Rights that they may have in or to such Software to Seller or the applicable Subsidiary pursuant to written agreements. To the Knowledge of Seller, no Seller Software contains any programming code, documentation or other Intellectual Property that is owned (or claimed to be owned) by any third party. Section 2.12(h) of the Seller Disclosure Schedule lists all of the material Seller Software. Neither Seller nor its Affiliates have provided any source code to the Seller Software to any third party, and neither Seller nor its Affiliates have deposited or are obligated to deposit into escrow any source code or other materials relating to the Seller Software or other Storm IP for the benefit of any third party.

(i) Open Source and Related Matters. To the Knowledge of Seller, Section 2.12(i) of the Seller Disclosure Schedule contains a complete and accurate list of all Open Source Technology that is incorporated into, integrated or bundled with, linked with or otherwise used in any Seller Product. None of the Seller Software is used with Open Source Technology in a manner that would require as a condition of use, modification, hosting, and/or distribution of such Seller Software that such Seller Software (A) be disclosed or distributed in source code form, (B) be licensed for the purpose of making derivative works, (C) be redistributed, hosted or otherwise made available at no or minimal charge, or (D) be licensed, sold or otherwise made available on terms that (1) limit in any manner the ability to charge license fees or otherwise seek compensation in connection with the marketing, licensing or distribution of such Seller Software or (2) grant the right to decompile, disassemble, reverse engineer or otherwise derive the source code or underlying structure of such Seller Software. Seller and its Subsidiaries have taken commercially reasonable steps, including by implementing and enforcing appropriate policies in accordance with industry standards, to identify Open Source Technology used in the Business by Seller or its Subsidiaries.

(j) Government Contracts, Grants, Incentives and Subsidies. (i) Section 2.12(j) of the Seller Disclosure Schedule provides a complete list of all grants, incentives and subsidies (collectively “Grants”) from the Government of the State of Israel or any agency thereof, or from any other Governmental Entity, granted to Seller or any of its Subsidiaries and relating to the Storm IP, including: (A) status as an “Approved Enterprise”, a “Benefitted Enterprise” or a “Preferred Enterprise” under the Israeli Encouragement of Capital

Investment Law-5719-1959, and (B) Grants from the OCS; (ii) Seller has delivered to Purchaser correct and complete copies of all letters of approval (and other correspondence that evidences changes to the terms of such letters of approval) under which such Grants were granted to Seller and/or its Subsidiaries; (iii) except as set forth in Section 2.12(j) of the Seller Disclosure Schedule, there are no outstanding obligations or undertakings (whether contingent or otherwise) under any such Grants and Seller and its Subsidiaries have fulfilled all the obligations and undertakings required to be fulfilled prior to the Agreement Date, and following the Closing neither the Purchaser (by reason of the Transactions) nor any of the Purchased Assets will be subject to any present or future, contingent or otherwise, restriction, obligation or undertaking to the OCS or to any other Person, in connection with any Grant which restriction obligation or undertaking materially adversely affects Seller’s or its Subsidiaries’, or following Closing, Purchaser’s or Purchaser Israel’s, rights to use and otherwise exploit the Storm IP; (iv) the execution, delivery and performance by Seller or any of its Subsidiaries of this Agreement and the other Transaction Documents, and the consummation of the Transactions, does not and will not contravene, conflict with or result in a violation of any of the terms or requirements of, or give any Governmental Entity the right to revoke, withdraw, suspend, cancel, terminate, modify or exercise any right or remedy or require any refund or recapture with respect to any Grant; and (v) no Governmental Entity has obtained, by contract or otherwise, rights in any Storm IP, including Seller Software, that will materially adversely affect (or would reasonably be expected to materially adversely affect) the commercial value thereof.

(k) Absence of Changes to Intellectual Property. To the Knowledge of Seller, since September 30, 2013 to the Agreement Date, neither Seller not any of its Subsidiaries has taken any action that, if taken after the Agreement Date, would constitute a breach of Section 4.2(b), Section 4.2(c), or Section 4.2(d)(iii).

(l) Any other representation or warranty contained in this Article II notwithstanding, the representations and warranties contained in this Section 2.12 constitute the sole representations and warranties of Seller relating to intellectual property matters. Each representation made in this Article II with respect to Subsidiaries of Seller is given only to the Knowledge of Seller with respect to the time period prior to the date such entities became Subsidiaries of Seller.

Section 2.13 Taxes.

(a) Except as would not reasonably be expected to be, individually or in the aggregate, material to the Purchaser or its Affiliates after the Closing with respect to the Business:

(i) all Tax Returns required to be filed for the Business and the Purchased Assets have been timely filed (taking into account extensions), and such Tax Returns are complete and correct in all material respects;

(ii) all Taxes (whether or not shown or required to be shown on any Tax Return) required to be paid for the Business and the Purchased Assets have been paid or will be timely paid by the due date thereof, other than any such Taxes that are being contested in good faith by appropriate proceedings or for which adequate reserves have been established;

(iii) all Taxes for the Business and the Purchased Assets that were required to be withheld, deducted or collected have been duly withheld, deducted and collected and, to the extent required, have been paid to the proper Taxing Authority;

(iv) there are no Encumbrances for Taxes (other than Permitted Encumbrances) upon any of the Purchased Assets;

(v) none of the Purchased Assets (A) is property that is required to be treated as being owned by any other person pursuant to the so-called safe harbor lease provisions of former Section 168(f)(8) of the Code (B) directly or indirectly secures any debt the interest on which is tax-exempt under Section 103(a) of the Code, or (C) is “tax-exempt use property” within the meaning of Section 168(h) of the Code; and

(vi) none of the Purchased Assets, including the Ramat Gan Lease, are required to be treated as a “real estate right” as defined under the Israeli Real Estate Taxation (Appreciation and Sale) Law 5723-1963.

(b) Any other representation or warranty contained in this Article II notwithstanding, the representations and warranties contained in this Section 2.13 constitute the sole representations and warranties of Seller relating to Taxes.

Section 2.14 Material Contracts.

(a) Section 2.14(a) of the Seller Disclosure Schedule sets forth a list of the following Contracts (each, a “Material Contract” and collectively, the “Material Contracts”):

(i) any Assumed Contract that purports to limit, curtail or restrict the ability of Seller or any Seller Subsidiary to compete in any geographic area or line of business, make sales to any Person in any manner, use or enforce any Storm IP or hire or solicit any Person in any manner, or that grants the other party or any third Person “most favored nation” or similar status, any type of special discount rights, or any right of first refusal, first notice or first negotiation;

(ii) any Assumed Contract that contains a provision requiring the consent of any Person to the assignment of such Contract;

(iii) any Assumed Contract obligating Seller or any Seller Subsidiary to indemnify or hold harmless any Person;

(iv) any Contract containing confidentiality clauses and under which Storm IP or Trade Secrets material to the conduct of the Business is or are disclosed to any Person on terms that materially deviate from Seller’s standard form of non-disclosure agreement (a copy of which has been made available to Purchaser);

(v) any Seller License Agreement and any other Contract relating in whole or in part to, or that includes, any sale, assignment, hypothecation, transfer, license, option, immunity, or other grant of rights under or with respect to, or covenant not to bring claims for infringement, misappropriation, or other violation of, any Storm IP;

(vi) any Assumed Contract with any Related Party of Seller or any of its Subsidiaries; and

(vii) each other Assumed Contract.

(b) Seller has made available complete and correct copies of the Material Contracts to Purchaser in its possession or control, including all modifications, amendments and supplements thereto. Each of the Material Contracts constitutes the valid and legally binding obligation of Seller or Seller Subsidiary, as applicable, and, to the Knowledge of Seller, each other party thereto, enforceable in accordance with its terms (subject to any applicable bankruptcy, insolvency, reorganization, moratorium or similar Laws now or hereafter in effect relating to creditors’ rights generally or to general principles of equity), and is in full force and effect. To the Knowledge of Seller, there is no material breach or default under any Material Contract either by Seller or any Seller Subsidiary or, to the Knowledge of Seller, by any other party thereto, no event has occurred that with the giving of notice, the lapse of time, or both would constitute a material breach or default thereunder by Seller or any Seller Subsidiary or, to the Knowledge of Seller, any other party, and neither Seller nor any Seller Subsidiary has received any claim of any such material breach or default.

Section 2.15 Compliance With Anti-Corruption Laws.

(a) To the Knowledge of Seller, within the past two (2) years, neither Seller nor any of its Subsidiaries have taken any action with respect to the Business and the Purchased Assets which would cause the Business and the Purchased Assets to be in violation of any applicable anti-corruption and/or anti-bribery laws of any Governmental Entity of any jurisdiction applicable to the Business and the Purchased Assets.

(b) Any other representation or warranty contained in this Article II notwithstanding, the representations and warranties contained in this Section 2.15 constitute the sole representations and warranties of Seller relating to anti-corruption and/or anti-bribery laws.

Section 2.16 Product Warranties; Product Liability.

(a) To the Knowledge of Seller, since January 1, 2012, neither Seller nor its Subsidiaries has received any warranty or indemnity claims with respect to Seller Products that are claims under any “epidemic failure” or similar warranty clause.

(b) Section 2.16(b) of the Seller Disclosure Schedule sets forth, as of the Agreement Date, product performance warranties given by Seller and its Subsidiaries to material customers of the Business with respect to the Seller Products, with pricing terms redacted and as may be extracted from certain agreements.

(c) To the Knowledge of Seller, as of the Agreement Date Seller and its Subsidiaries have not received written tenders of material product warranty claims against Seller or its Subsidiaries arising out of Seller Products under the warranties described in Section 2.16(b).

(d) Any other representation or warranty contained in this Article II notwithstanding, the representations contained in this Section 2.16 constitute the sole representations and warranties of Seller related to products liability matters.

Section 2.17 Brokers. No broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the Transactions based upon arrangements made by or on behalf of Seller or any of its Subsidiaries.

Section 2.18 Export Control Laws. To the Knowledge of Seller, except as would not reasonably be expected to have a material adverse effect on the ownership or use of the Purchased Assets: (a) Seller and each of its Subsidiaries have, since January 1, 2013, obtained all export licenses and other approvals required for its exports of Seller Products, Software and technology from the U.S., the State of Israel and all other jurisdictions where such licenses or approvals are required by Applicable Law, including with respect to the release of Seller technology and Software to foreign nationals in the U.S. and outside the U.S., except for those licenses and approvals, for which the failure to obtain would not be materially adverse to the Business (including ownership and operation of the Purchased Assets); (b) Seller and each of its Subsidiaries are in compliance in all material respects with the terms of such applicable export licenses or other approvals; (c) there are no pending or threatened claims against Seller or any of its Subsidiaries with respect to such export licenses or other approvals; (d) Seller and each of its Subsidiaries are currently and have since January 1, 2013 been in compliance in all material respects with all U.S. import and export Laws (including those Laws under the authority of U.S. Departments of Commerce (Bureau of Industry and Security) codified at 15 CFR, Parts 700-799; Homeland Security (Customs and Border Protection) codified at 19 CFR, Parts 1-199; State (Directorate of Defense Trade Controls) codified at 22 CFR, Parts 103, 120-130; and Treasury (Office of Foreign Assets Control) codified at 31 CFR, Parts 500-599); (e) except as set forth in Section 2.18(f) of the Seller Disclosure Schedule, the Seller Products are not registered with or required to be registered with or otherwise subject to export control by the Israeli Ministry of Defense, the Israeli Ministry of the Economy or any other applicable Israeli Governmental Entity; and (f) except as set forth in Section 2.18(f) of the Seller Disclosure Schedule, no Seller Software contains any encryption that requires any license or permission under the Israeli Declaration Regarding the Control of Commodities and Services (Engagement in Encryption Items) (Amendment) 5758-1998. Any other representation or warranty contained in this Article II notwithstanding, the representations and warranties contained in this Section 2.18 constitute the sole representations and warranties of Seller relating to export control laws.

ARTICLE III

REPRESENTATIONS AND WARRANTIES

OF PURCHASER

Purchaser hereby represents and warrants to Seller as follows:

Section 3.1 Organization and Qualification.

(a) Purchaser (i) is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware, (ii) has the requisite corporate power and authority to own, lease and operate all of the assets owned, leased or operated by it and to carry on its business as currently conducted, (iii) is duly qualified or licensed as a foreign corporation to do business, and (iv) is in good standing (to the extent such concept or a comparable status is recognized), in each jurisdiction where the character of the assets owned, leased or operated by it or the nature of its business makes such qualification or licensing necessary, except, in the case of each of the foregoing (ii), (iii), and (iv), as would not reasonably be expected to prevent the consummation of the Transactions.

(b) Except as would not prevent the consummation of the Transactions, each of Purchaser Israel, Purchaser India, and each other Subsidiary of Purchaser that will be a party to any Transaction Document (the “Purchaser Subsidiaries”; each, a “Purchaser Subsidiary”) (i) is a corporation duly organized, validly existing, and in good standing (to the extent such concept is or a comparable concept is recognized) under the Applicable Laws of its jurisdiction of incorporation or formation, (ii) has the requisite corporate power and authority to own, lease and operate all of the assets owned, leased or operated by it and to carry on its business as currently conducted, (iii) is duly qualified or licensed as a foreign corporation to do business, and (iv) is in good standing (to the extent such concept or a comparable status is recognized), in each jurisdiction where the character of the assets owned, leased or operated by it or the nature of its business makes such qualification or licensing necessary.

Section 3.2 Authority. Each of Purchaser and the Purchaser Subsidiaries have all necessary corporate power and authority to execute and deliver this Agreement and each other Transaction Document to which it is or, at the Closing, will become a party and to perform its obligations under this Agreement and each such other Transaction Document, and to consummate the Transactions. The execution and delivery of this Agreement and each other Transaction Document to which Purchaser or any Purchaser Subsidiary is or, at the Closing, will become a party, and the consummation of the Transactions, have been duly and validly authorized by necessary corporate action on the part of Purchaser or (as of the Closing) such Purchaser Subsidiary, as applicable. This Agreement and each other Transaction Document to which Purchaser or any Purchaser Subsidiary is or, at the Closing, will become a party have been or, at the Closing, will be, as the case may be, duly and validly executed and delivered by Purchaser and each such Purchaser Subsidiary and, assuming the due authorization, execution and delivery of the other parties hereto and thereto, constitute or, with respect to any Transaction Document to be executed at the Closing, will constitute the valid, legal and binding obligations of Purchaser, or such Purchaser Subsidiary, enforceable against Purchaser or such Purchaser

Subsidiary as applicable, in accordance with their respective terms, subject to any applicable bankruptcy, insolvency, reorganization, moratorium or similar Laws now or hereafter in effect relating to creditors’ rights generally or to general principles of equity.

Section 3.3 No Conflict; Required Consents and Approvals.

(a) The execution, delivery and performance by Purchaser or any Purchaser Subsidiary of this Agreement and each of the Transaction Documents to which Purchaser or any of Purchaser Subsidiary is or will be a party, and the consummation of the Transactions, do not and will not: (i) conflict with or violate the certificate of incorporation or bylaws or equivalent organizational documents of Purchaser or any Purchaser Subsidiary; (ii) conflict with or violate any Applicable Law; or (iii) result in any breach of, or constitute a default (or an event that, with notice or lapse of time or both, would become a default or breach) under, require any Consent of or notice to any Person pursuant to, or give to others any right of termination, amendment, acceleration or cancellation of any Contract, in any case that cannot be cured by obtaining Consent from the counterparty or counterparties thereto, except in the cases of the foregoing clauses (ii) and (iii) for violations, conflicts, breaches or defaults that would reasonably be expected to materially impair the ability of Purchaser and any Purchaser Subsidiary to perform its obligations under this Agreement and the other Transaction documents to which it is a party or to consummate the Transactions.

(b) Except as would not reasonably be expected to materially impair the ability of Purchaser and any Purchaser Subsidiary to perform its obligations under this Agreement and the other Transaction documents to which it is a party or to consummate the Transactions and except for those Consents of, filings with, or notifications to any Governmental Entity listed in Section 2.3(b) of the Seller Disclosure Schedule, to the Knowledge of Purchaser, the execution, delivery and performance by Purchaser or any Purchaser Subsidiary of this Agreement and each of the Transaction Documents to which Purchaser or any Purchaser Subsidiary is or will be a party, and the consummation of the Transactions by Purchaser and the Purchaser Subsidiaries do not, and the performance of this Agreement by Purchaser and its Subsidiaries will not, require any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Entity for such performance.

Section 3.4 Litigation. As of the Agreement Date, there is no Action pending or, to the Knowledge of Purchaser, threatened, against Purchaser or any Purchaser Subsidiary which if determined adversely to Purchaser and/or its Subsidiaries would reasonably be expected to adversely affect the ability of Purchaser or its Subsidiaries to perform their obligations under any Transaction Document to which they are a party or to consummate the Transactions. As of the Agreement Date, except as would not reasonably be expected to materially impair the ability of Purchaser and any Purchaser Subsidiary to perform its obligations under this Agreement and the other Transaction documents to which it is a party or to consummate the Transactions, to the Knowledge of Purchaser, there does not exist any outstanding Order against Purchaser or any of Purchaser Subsidiary.

Section 3.5 Sufficient Funds. Purchaser has, as of the Agreement Date (through cash on hand and availability under its existing credit facility), and at the Closing, will have (through cash on hand and availability under its existing credit facility), sufficient funds available in cash to pay the Purchase Price and all other amounts payable by Purchaser and its Subsidiaries under this Agreement and the other Transaction Documents and to perform its obligations hereunder and thereunder following the Closing. Without limiting the foregoing, Purchaser’s ability to consummate the Transactions is not contingent on Purchaser’s ability to complete any public offering or private placement of equity or debt securities or to obtain any other type of financing prior to or on the Closing.

Section 3.6 Brokers. No broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the Transactions based upon arrangements made by or on behalf of Purchaser or any of its Subsidiaries.

Section 3.7 Purchaser Qualifications. As of the India Closing, Purchaser India shall have obtained the STPI Approvals to be obtained by it.

Purchaser Acknowledgment. Purchaser hereby acknowledges and agrees that (a) other than the representations and warranties set forth in Article II or in any of the other Transaction Documents, none of Seller, its Affiliates, or any of their Representatives make or have made any representation or warranty, express or implied, at Law or in equity, as to any matter with respect to the Business, the Purchased Assets, or the Assumed Liabilities, including as to (i) merchantability or fitness for any particular use or purpose, (ii) the operation of the Business or ownership of the Purchased Assets after the Closing in any matter or (iii) the probable success or profitability of the Business or the Purchased Assets after the Closing, and (b) other than the indemnification obligations of Seller set forth in Article VIII or as set forth in any of the other Transaction Documents, none of Seller, its Affiliates, or any of their respective Representatives will have or will be subject to any Liability or indemnification obligation to Purchaser resulting from the distribution to Purchaser, its Affiliates, or any of their Representatives of, or Purchaser’s use of, any information relating to the Business, the Purchased Assets, or the Assumed Liabilities, including any information, documents or material made available to Purchaser, its Affiliates, or any of their Representatives, whether orally or in writing, in certain “data rooms,” management presentations, discussions, responses to questions submitted on behalf of Purchaser or any other form in expectation of the Transactions. Nothing in this paragraph shall in any way limit any of the rights of Purchaser, its Affiliates or any of their Representatives or the obligations of Seller, its Affiliates, or any of their Representatives under any other Contract among one or more such parties.

ARTICLE IV

COVENANTS PENDING CLOSING

Section 4.1 Conduct of Business. During the period from the Agreement Date and continuing until the earlier of the termination of this Agreement in accordance with the terms hereof and the Closing, except as otherwise expressly set forth in this Agreement, Schedule 4.1 or as otherwise consented to in writing by Purchaser (which consent shall not be unreasonably withheld, conditioned or delayed), Seller shall, and shall cause each of its Subsidiaries to, (i) conduct the Business only in the ordinary course consistent with past practice in all material respects, (ii) not to change its conduct of the Business in any way that would cause Seller or any of its Subsidiaries to fail to be in compliance with Applicable Laws, and (iii) use commercially reasonable efforts to preserve relationships with their customers and others doing business with them.

Section 4.2 Restrictions on Conduct of Business. During the period from the Agreement Date and continuing until the earlier of the termination of this Agreement in accordance with the terms hereof and the Closing, except as otherwise expressly set forth in this Agreement or Schedule 4.2 or as otherwise consented to in writing by Purchaser (which consent shall not be unreasonably withheld, conditioned or delayed), Seller shall not, and shall cause its Subsidiaries to not, in each case with respect to the Business, the Purchased Assets or the Assumed Liabilities:

(a) amend or otherwise change its certificate of incorporation or bylaws or equivalent governing documents to the extent such amendment or change would prevent, materially delay or materially impede the consummation of the Transactions;

(b) transfer, lease, sell, pledge, license, dispose of or subject to or permit any Encumbrance (other than any Permitted Encumbrance) on the Storm IP or the tangible Purchased Assets, except for (i) transfers, leases, sales, pledges, licenses, and dispositions of or Encumbrances on immaterial tangible Purchased Assets no longer used in the Business and made in the ordinary course consistent with past practice and (ii) non-exclusive licenses of Storm IP granted in the ordinary course of business consistent with past practice;

(c) exclusively license any Seller Licensed Intellectual Property within the scope of the licenses granted under the Intellectual Property Agreement;

(d) enter into, amend, waive, or terminate any Contract, other than in the ordinary course of business consistent with past practice:

(i) that is an Assumed Contract;

(ii) that would have a material adverse effect on the Purchased Assets; or

(iii) under which Seller or any of its Subsidiaries grants or provides or agrees to grant or provide to any third Person any assignment, license, covenant, release, immunity or other right with respect to any Storm IP (other than non-exclusive licenses granted in the ordinary course of business consistent with past practice); or

(e) materially change (i) the compensation payable or to become payable (including bonus grants and retention payments), excluding any increase to the compensation of any Business Employee determined pursuant to Seller’s annual focal compensation review process and communicated to Purchaser prior to the date of this Agreement, but which would go into effect after the Agreement Date, (ii) any benefits provided or accelerate the vesting of any such benefits, or pay or award any payment or benefit not required as of the Agreement Date by an Employee Plan, excluding any changes to Employee Plans that are generally applicable to employees of Seller in the same geographic area and will not result in any Assumed Liability (or increased Assumed Liability, as the case may be) for

Purchaser, or (iii) the other terms of employment of any Business Employee, except in the case of the foregoing clauses (i), (ii) and (iii) as required by Applicable Law or in the ordinary course of business and would not result in any Assumed Liability (or increased Assumed Liability, as the case may be) for Purchaser or as required by Applicable Law or any existing employment agreement;

(f) except in the ordinary course of business consistent with past practice, announce, implement or effect any reduction in labor force, lay-off, redundancy, early retirement program, severance program or other program or effort concerning the termination of employment of any Business Employee listed on Section 2.10(a) of the Seller Disclosure Schedule;

(g) except in the ordinary course of business consistent with past practice, change or announce any change to the Seller Products, except for any change necessary in Seller’s good faith judgment to address any defect in, or noncompliance of, any Seller Product, provided, that Seller will consult in good faith with Purchaser with respect to any such change;

(h) apply for or accept any Grants from the OCS or any other Governmental Entity, or take any action or fail to take any action in violation of, or that would adversely affect the terms and conditions of any Grants received from any Governmental Entity (including the OCS), in each case only to the extent such Grant or action is related to the Purchased Assets; or

(i) agree in writing to take any of the foregoing actions.

Section 4.3 Reasonable Efforts.

(a) Purchaser and Seller agree to use commercially reasonable efforts, and to cooperate with each other, to take, or cause to be taken, all appropriate actions to do, or cause to be done, all things necessary, proper or advisable under Applicable Law or otherwise to consummate and make effective the Transactions as promptly as practicable, including, subject to any applicable limitations set forth in this Section 4.3(a) and other provisions of this Agreement, causing the satisfaction of the respective conditions set forth in Article VI and executing and delivering such other instruments and doing and performing such other acts for effecting the consummation of the Transactions.

(b) Notwithstanding anything in this Agreement to the contrary, neither Purchaser nor Seller shall have any obligation to litigate or contest in a legal proceeding any administrative or judicial action or any decree, judgment, injunction or other Order, whether temporary, preliminary or permanent brought by or before an administrative tribunal, court or other similar tribunal or body.

Section 4.4 Third Party Notices, Consents and Required Approvals.

(a) Prior to the Closing, Purchaser and Seller shall cooperate in good faith using commercially reasonable efforts to implement such arrangements as either party reasonably may request of the other party to obtain, to the greatest extent permitted by

Applicable Law, the third party Consents and Required Approvals. In no event, however, shall either Purchaser or Seller be obligated or required to (i) pay any money to any Person or to offer or grant other financial or other accommodations to any Person in connection with implementing any such arrangements to obtain any third party Consents or Required Approvals; (ii) take any action or fail to take any action that is in violation of or conflict with any Applicable Law, Permit, or the terms of any Contract; or (iii) pay any amounts to any third party in connection with implementing any such arrangements to obtain any third party Consents or Required Approvals; provided, that the limitations describe in clauses (i), (ii) and (iii) above will not apply with respect to Seller if Purchaser has advanced such amounts to Seller.

(b) Prior to the Closing, Seller shall use commercially reasonable efforts to cause customers of the Business to, as of the Closing, cancel any of their outstanding purchase orders for Seller Products as of the Closing Date and have such cancelled purchase orders re-issued by such customers to Purchaser as of the Closing Date; provided, however, that if a customer will not re-issue such purchaser order to Purchaser, Seller is under no obligation to use commercially reasonable efforts to cause such purchase order to be cancelled. Notwithstanding anything to the contrary in this Agreement, Seller and its Subsidiaries shall continue to fulfill any and all purchase orders for Seller Products outstanding as of the Closing; provided further, that all profits related to the fulfillment of such purchase orders shall be paid to Purchaser as soon as reasonably practicable following Seller’s receipt of payment therefor.

(c) Purchaser shall cause Purchaser India to, and Seller shall cause Seller India to, take commercially reasonable efforts to obtain all necessary consents and approvals as set forth in the Local Asset Transfer Agreement for India (the “India Agreement”), including to (A) obtain consent of and enter into an appropriate tripartite agreement (the “Tripartite Agreement”) with the landlord for transfer of Seller India’s Hyderabad premises from where the Business is being conducted, to the Purchaser India, (B) cause such portion of the premises to be de-bonded by Seller India and simultaneously bonded by the Purchaser India under the Software Technology Park of India (“STPI”) Laws without causing Seller India to pay any additional Tax resulting specifically from failure to receive the STPI Approvals with respect thereto, (C) solely at the cost of Purchaser, complete the permanent separation of such portion of the premises, from the rest of Seller India’s Hyderabad facility and (D) obtain relevant approvals for the inter-unit transfer of the India Purchased Assets under STPI Laws without causing Seller India to pay any additional Tax resulting specifically from failure to receive the STPI Approvals. Notwithstanding the foregoing, subject to the applicable provisions of the India Agreement, if any of the Consents required for completion of (A), (B), (C) or (D) in this Section 4.4(c) is denied, then Seller India shall promptly notify Purchaser India (“India Premises Notice”); provided, however, that if forty-five (45) India Business Days following the date of execution of the India Agreement, either the Tripartite Agreement is not executed or the STPI In-principle Consent is not obtained (provided, that Seller and Seller India have complied in all material respects with their obligations under this Section 4.4(c) and the India Agreement), Seller may at any time, at its sole discretion, cause Seller India to, and Seller India may, send the India Premises Notice to Purchaser India. Within forty-five (45) India Business Days of the date of the India Premises Notice, Purchaser shall cause Purchaser India to enter into a lease agreement in Hyderabad for any premises other than Seller India’s bonded premises in Hyderabad (“Purchaser’s India Lease”) and thereafter, Purchaser shall cause Purchaser India to apply for all necessary STPI Approvals for the Purchaser’s India Lease required by Purchaser India.

Section 4.5 Access to Information. During the period commencing on the Agreement Date and continuing until the earlier of the termination of this Agreement in accordance with its terms or the Closing and upon reasonable advance notice from Purchaser solely for the purposes of its integration planning, extending offers to Business Employees and arranging to take title to the Purchased Assets and the Assumed Liabilities, Seller will allow Purchaser and its Representatives reasonable access during Seller’s normal business hours and without unreasonable interference with the operation of the Business to (a) such materials and information about the Business as Purchaser may reasonably request and (b) specified members of management of the Business as the parties may reasonably agree; provided, however, that the foregoing shall not (i) require Seller to provide any such access or disclose any information to the extent the provision of such access or such disclosure would contravene Applicable Law, result in a breach of attorney-client or similar privilege, or violate any confidentiality or nondisclosure agreement or similar agreement or arrangement to which Seller of any of its Subsidiaries is a party and (ii) unreasonably disrupt the normal operations of the Business or Seller or any of its Subsidiaries. Any such access shall be subject to Seller’s reasonable security measures and insurance requirements and does not include the right to perform any “invasive” testing. Purchaser acknowledges and agrees that any contact by Purchaser and its Representatives with any members of management of the Business shall be arranged and supervised by designated Representatives of Seller, unless Seller otherwise expressly consents with respect to any specific contact.

Section 4.6 Notification.

(a) Purchaser and Seller shall promptly notify the other party upon becoming aware of any breach of any covenant or agreement of such party set forth in this Agreement such that such party’s respective conditions to closing set forth in Article VI would not be satisfied if the Closing were to occur at such time.

(b) For clarity, this Section 4.6 shall not survive the Closing and none of the Purchaser Indemnitees or the Seller Indemnitees shall be entitled to any indemnification under Article VIII in respect of any breach of this Section 4.6.

Section 4.7 Required Real Estate Consents. Seller shall use its commercially reasonable efforts to obtain the consent of the landlord pursuant to the Ramat Gan Lease in order for Seller Israel to assign, free and clear of all Encumbrances (other than Permitted Encumbrances), the Ramat Gan Lease to Purchaser Israel effective as of the Closing. Purchaser shall cause Purchaser Israel to deliver, upon assignment of the Ramat Gan Lease, a bank guarantee to the landlord pursuant to the terms of the Ramat Gan Lease. If the landlord does not provide such consent, Seller shall use its commercially reasonable efforts to obtain the landlord’s consent to a sublease by Purchaser Israel from Seller Israel on substantially similar terms as the Ramat Gan Lease; provided, however, that if the landlord does not provide consent to either an assignment or a sublease, then Purchaser Israel and Seller Israel shall, for no additional consideration, enter into a back-to-back or similar arrangement whereby Seller Israel remains the tenant but Purchaser Israel occupies the premises pursuant to an agreement with Seller Israel whereby Purchaser Israel pays Back-to-Back Lease Expenses to Seller Israel for payment to the landlord (which Seller Israel shall be required to remit). Purchaser and Seller shall equally split any reasonable and customary consent fees of the landlord or other reasonable and customary landlord expenses (including attorneys’ fees) that are paid or incurred in connection with this Section 4.7. Notwithstanding the foregoing, in connection with the Ramat Gan Lease, in no event shall Seller or Purchaser be obligated or required hereby to (i) pay any money to any Person or to offer or grant other financial or other accommodations to any Person in connection with obtaining any Consent with respect to the Ramat Gan Lease (except as provided in the immediately preceding sentence); (ii) take any action to renew or otherwise extend the term of the Ramat Gan Lease, unless Purchaser has agreed to assume the Ramat Gan Lease subject to such renewal or extension; (iii) take any action or fail to take any action that is in violation of or conflict with any Applicable Law or Permit; or (iv) pay any amounts to any party after the Closing (except to the extent required under the back-to-back lease or similar arrangement referred to above in this Section 4.7). Upon obtaining the requisite Consent thereto, Seller shall, and shall cause each applicable Subsidiary to, promptly sell, convey, assign, transfer and deliver to Purchaser such Ramat Gan Lease for no additional consideration.

Section 4.8 Section 14 Fund Amounts. Prior to the Closing, Seller shall, or shall cause Seller Israel to, deposit with the applicable severance funds of certain Israeli Employees to whom, prior to the acquisition of Seller Israel by Seller, Section 14 of the Israeli Severance Pay Law - 1963 did not apply, an amount equal, per each employee, to the number of years (and a pro rata portion thereof) of employment to which Section 14 did not apply multiplied by the relevant employee’s last base salary, or such other amount as is required by the Israel Tax Authority in order to provide its consent to the transfer of the Israeli employees according to option (i) in Section 5.3(j) without a tax event to Purchaser (the “Section 14 Liability”).

ARTICLE V

ADDITIONAL COVENANTS

Section 5.1 Confidentiality.

(a) The parties understand and agree that this Agreement is subject to the terms and conditions of the certain Nondisclosure Agreement entered into between Purchaser and Seller, dated December 6, 2012 (the “CNDA”).

(b) Notwithstanding anything to the contrary herein or in any other Transaction Document, following the Closing all Trade Secrets included in the Purchased Assets shall constitute confidential information of Purchaser (and not of Seller), irrespective of whether such Trade Secrets were identified or otherwise designated as “confidential,” and Seller shall be deemed the “receiving party” and Purchaser the “disclosing party” with respect thereto. Nothing herein shall be construed as a limitation on the rights of Seller and its Subsidiaries as set forth in the Intellectual Property Agreement with respect to the Storm IP and any Trade Secrets included or embodied therein.

Section 5.2 Public Announcements. Seller and Purchaser each shall consult with each other prior to issuing any press releases or otherwise making any public announcements or statements with respect to this Agreement or the Transactions and prior to making any filings with any third party and/or any Governmental Entity with respect thereto, and shall not issue any such release or make or file, as the case may be, any such announcement or statement without the prior written consent of the other party hereto, except as such release, announcement or statement may be required by Applicable Law, including the rules or regulations of any U.S. or non-U.S. securities exchange, in which case each of Seller and Purchaser shall use its commercially reasonable efforts to allow the other party reasonable time to comment on such release or announcement in advance of such issuance and will consider in good faith the advice of such other party with respect thereto. In the event a party intends to issue a press release or make any other public statements with respect to this Agreement or the Transactions, such party shall (i) inform the other party hereto of its intent to make such public announcement no later than three (3) Business Days prior to the date on which such public announcement is to be made or issued and (ii) use its reasonable best efforts to allow the other party reasonable time to comment on such public announcement in advance of such issuance and incorporate the other party’s reasonable comments. Notwithstanding the foregoing, Seller and Purchaser agree that the obligations set forth in this Section 5.2 shall not apply to any filings with any third party and/or any Governmental Entity if the substance of such filing has been previously disclosed in accordance with this Section 5.2. Seller and Purchaser agree that the press release announcing the execution and delivery of this Agreement shall be a joint release of Seller and Purchaser.

Section 5.3 Employees and Contractors.

(a) Promptly following the Agreement Date and not later than three (3) business days following the Agreement Date with respect to Business Employees in the United States and India, and not later than five (5) business days with respect to Business Employees in Taiwan and Israel, Purchaser (or one of its Affiliates) shall make offers of employment to each of the Business Employees identified in Section 2.10(a) of the Seller Disclosure Schedule who are then employed by Seller or its Affiliates (each, an “Offered Employee”), which offers of employment: (i) shall be subject to the Closing occurring and shall provide for employment to begin immediately following the Closing; (ii) shall provide for the same base monthly salary or hourly wage rate, as applicable, as pertained to such Offered Employees immediately prior to the Closing (including any planned salary or wage rate increase theretofore communicated by Seller to Purchaser), provided, that Purchaser’s obligations pursuant to this Section 5.3(a) to offer such compensation to the Offered Employees shall be determined solely by reference to the information set forth in Section 2.10(a) of the Seller Disclosure Schedule; (iii) shall provide for the terms and conditions of employment and compensation and benefits that are no less favorable in the aggregate than those applicable to such Offered Employees immediately prior to the Closing Date, provided, that Purchaser’s obligations pursuant to this Section 5.3(a) to offer such compensation and benefits to the Offered Employees shall be determined solely by reference to the information set forth on Section 2.9(a) (provided, that with respect to benefit plans that do not apply to all Offered Employees of Seller or the applicable Subsidiary thereof, on a uniform basis in accordance with the terms of such benefit plan as provided to Purchaser, to the extent, as to such Offered Employees, such Section includes specific information regarding such individual’s benefit plan participation) and Section 2.10(a) of the Seller Disclosure Schedule or as otherwise provided to Purchaser by Seller on or prior to the Agreement Date and, for the avoidance of doubt, including the value of any equity awards that would have been granted to any such Offered Employee as determined pursuant to Seller’s annual compensation review process; (iv) shall offer employment at a site of employment that is within a reasonable commuting distance of such Offered Employee’s current site of employment (as disclosed in Section 2.10(a) of the Seller Disclosure Schedule); (v) may provide, at Purchaser’s discretion, and only to the extent consistent with Applicable Laws, that such employment relationship shall be terminable “at-will” by Purchaser (or one of its Affiliates) or the applicable Offered Employee; (vi) may include, at Purchaser’s discretion, the requirement that such Offered Employees execute any such lawful agreements, complete such other lawful activities, waive any severance benefits that may otherwise be triggered should their employment be terminated by Seller or any of its Affiliates, as the case may be, or meet such other lawful requirements as are customary and that Purchaser (or one of its Affiliates) may reasonably require; (vii) shall request that such Offered Employees execute a resignation and release of Seller and its Subsidiaries on customary terms, to the extent permitted by Applicable Law; and (viii) shall provide for such offer of employment to be accepted or declined no later than four (4) Business Days after the date that such offer of employment was communicated to the Offered Employee. Seller may include in Section 2.10(a) of the Seller Disclosure Schedule, the open job positions/vacancies within the Business and the base salary range allocated to such positions, and to the extent that any individual is hired or offered any such position after the Agreement Date and prior to the Closing Date, Purchaser shall make such employee an offer of employment pursuant to this Section 5.3(a) and in all respects treat such employee as an Offered Employee. Within one (1) Business Day following the date on which Offered Employees’ employment offer responses were due, Purchaser shall provide written notice to Seller indicating each Offered Employee’s response to Purchaser’s (or one of its Affiliates’) offer of employment theretofore received by Purchaser or any of its Affiliates, which notice shall be timely updated to reflect any changes in an Offered Employee’s response theretofore received by Purchaser or any of its Affiliates, if any.

(b) If any Transferred Employee has not resigned his employment with Seller, Seller shall terminate or cause to be terminated the employment of such Transferred Employee so as to take effect upon the Closing, in accordance with all Applicable Laws, or in such cases that the Seller is prohibited by Applicable Law to terminate or cause to be terminated any such Transferred Employee’s employment as of the Closing, Seller shall terminate or cause to be terminated any such Transferred Employee’s employment so as to take effect as of the first possible date following the Closing, in accordance of the requirements of Applicable Law. Seller shall cooperate with and use its commercially reasonable efforts to assist Purchaser in its efforts to secure employment arrangements satisfactory to Purchaser with the Offered Employees. As applied to the Business and Transferred Employees’ employment with Purchaser or its Affiliates, Seller shall not enforce (and shall cause its respective Affiliates not to enforce) against any Transferred Employee (or Purchaser or any of its Affiliates) any confidentiality (but only to the extent an alleged breach of confidentiality is related to the Business) and non-compete obligations; provided, however, that any employee non-solicitation covenant applicable to any Transferred Employees that prohibits such Transferred Employee from soliciting employees of Seller or its Affiliates who are not Business Employees shall remain in place pursuant to its terms. Seller shall provide Purchaser with such employment information as to the Offered Employees as Purchaser may reasonably request to carry out its obligations pursuant to this Section 5.3.

(c) For a period of at least one year following the Closing, Purchaser shall provide each Transferred Employee who continues to be employed by Purchaser or any of its Affiliates with (i) a base monthly salary or hourly wage rate, as applicable, at least equal to the base monthly salary or hourly wage rate applicable to such Transferred Employee immediately prior to the Closing (including any planned salary or wage rate increase theretofore communicated by Seller to Purchaser), (ii) terms and conditions of employment and compensation and benefits that are no less favorable in the aggregate than those applicable to such Transferred Employee immediately prior to the Closing, and (iii) severance and other termination pay and benefits at least equal to the payments and benefits such Transferred Employee would have been entitled to pursuant to any Employee Plan or otherwise upon termination of employment with Seller or any of its Affiliates immediately prior to the Closing, provided that, Purchaser’s obligations pursuant to this Section 5.3(c)(iii) shall be determined solely by reference to the information set forth on Section 2.9(a) (provided, that with respect to benefit plans that do not apply to all Offered Employees of Seller or the applicable Subsidiary thereof, on a uniform basis in accordance with the terms of such benefit plan as provided to Purchaser, to the extent, as to such Offered Employees, such Section includes specific information regarding such individual’s benefit plan participation) and Section 2.10(a) of the Seller Disclosure Schedule or as otherwise provided to Purchaser by Seller on or prior to the Agreement Date and, for the avoidance of doubt, including the value of any equity awards that would have been granted to any such Transferred Employee as determined pursuant to Seller’s annual compensation review process and, provided further, that any such payment or benefit shall not be less than prescribed by Applicable Law.

(d) With respect to the benefit or compensation plans, programs, agreements, policies or arrangements maintained by or on behalf of Purchaser or any of its Affiliates (collectively, the “Purchaser Plans”) in which a Transferred Employee participates after the Closing, Purchaser shall credit such employee’s period of service with Seller for the purposes of determining eligibility, vesting, and amounts of paid-time off, sick leave pay, recuperation pay and severance payments and the level at which benefits accrue, under the Purchaser Plans (including any such employee’s period of service recognized under the Labor Standards Act in Taiwan and the calculation of pension benefits and the severance pay for such period in accordance with such Act).

(e) Nothing contained in this Section 5.3 shall confer upon any Transferred Employee any right with respect to continuance of employment by Purchaser or any of its Affiliates, nor shall anything herein interfere with the right of Purchaser or any of its Affiliates to terminate the employment of any of the Transferred Employees at any time, with or without cause, or restrict Purchaser or any of its Affiliates in the exercise of its independent business judgment in modifying any of the terms and conditions of the employment of the Transferred Employees following the Closing, subject to Section 5.3(a) and Applicable Laws.

(f) This Section 5.3 shall not (i) create any third party beneficiary rights in any Transferred Employee, any beneficiary or dependents thereof, or any collective bargaining representative thereof, with respect to the compensation, terms and conditions of employment and benefits that may be provided to any Transferred Employee by Purchaser or any of its Affiliates or under any benefit plan which Purchaser or any of its Affiliates may maintain, or otherwise, or (ii) be construed as in any way modifying or amending the provisions of any benefit plan.

(g) Except as set forth on Schedule 1.3(d), neither Purchaser nor any of its Affiliates will contribute to any Employee Plan or other compensation or benefit plan or agreement of Seller or any of its Affiliates. Neither Purchaser nor any of its Affiliates will assume sponsorship of, nor will they adopt as a participating company in, any Employee Plan or other compensation or benefit plan or agreement of Seller or any of its Affiliates or any part thereof.

(h) Each of Purchaser and Seller agrees that it will not apply the alternative procedure contained in Section 5 of IRS Revenue Procedure 2004-53, 2004-2 C.B. 320. Accordingly, Seller acknowledges that it (or its Affiliates) will be responsible for the furnishing of a Form W-2 to each Transferred Employee which discloses all wages and other compensation paid through the period ending on the Closing Date, and applicable Taxes withheld thereon. Purchaser acknowledges that it (or its Affiliates) will be responsible for the furnishing of a Form W-2 to each Transferred Employee which discloses all wages and other compensation paid for the period beginning on the day following the Closing Date and ending on December 31, 2014 or the last day of such other year in which the Closing Date occurs, and applicable Taxes withheld thereon.

(i) Seller shall, at its own expense, give all notices and other information required to be given by Seller to the Business Employees, any labor or trade union, works council or any other employee representative body, and any applicable Governmental Entity under the WARN Act, the National Labor Relations Act, as amended, the Code, COBRA and other Applicable Laws in connection with the execution of this Agreement or any other Transaction Document or the consummation of the Transactions. Neither Seller nor its Subsidiaries will take any action with respect to the Business Employees prior to the Closing that would constitute a plant closing or mass layoff within the meaning of, or otherwise trigger notice, compensation, or other obligations under the WARN Act. Seller shall pay all Transferred Employee bonuses and other incentive compensation, whether discretionary or otherwise that have been earned with respect to periods ending on or prior to the Closing Date, and pay all wages accrued through and ending with the Closing Date, and provide for the withholding and remittance of all applicable Tax withholdings for all such amounts.

(j) Prior to the Closing, Seller or Seller Israel shall either (i) obtain the consent of the Israeli Tax Authority approval with respect to the transfer of certain Employee Plans of Israeli Transferred Employees, or (ii) initiate a process pursuant to which the employment of each applicable Israeli Transferred Employee shall terminate upon the Closing and Seller Israel shall release all outstanding severance funds (after depositing with such funds any Section 14 Liability). If Seller elects to proceed in accordance with (ii) above, Seller shall waive the requirement set forth in Section 7.2(b)(iv) that Purchaser deliver the Israeli Transferred Employee Waivers.

Section 5.4 Tax Matters.

(a) Tax Indemnification by Seller. Subject to Section 5.4(b), effective as of and after the Closing Date, Seller shall pay or cause to be paid, and shall indemnify Purchaser and its Affiliates (collectively, the “Purchaser Tax Indemnified Parties”) and hold each Purchaser Tax Indemnified Party harmless from and against any (i) Excluded Taxes; (ii) Taxes for which Seller is responsible under Section 5.4(d)(i); and (iii) costs and expenses, including reasonable legal fees and expenses, attributable to any item described in the foregoing clauses (i) or (ii); provided, however, that Seller shall not be required to pay or cause to be paid, or to indemnify or hold harmless the Purchaser Tax Indemnified Parties from and against any Taxes for which Purchaser is responsible pursuant to Section 5.4(b).

(b) Tax Indemnification by Purchaser. Effective as of and after the Closing Date, Purchaser shall pay or cause to be paid, and shall indemnify Seller and its Affiliates (collectively, the “Seller Tax Indemnified Parties”) and hold each Seller Tax Indemnified Party harmless from and against any (i) Taxes that are Assumed Liabilities; (ii) Taxes for which Purchaser is responsible under Section 5.4(d) or Section 1.8(c); (iii) additional amounts for which Purchaser or a Subsidiary of Purchaser is responsible under Section 1.7; (iv) Taxes incurred by Seller or Seller India as a result of any breach by Purchaser or Purchaser India under Section 3.7 to the extent not paid pursuant to Section 7.2(e) or any breach by Purchaser or Purchaser India of their obligations under Section 4.4(c) or under the India Agreement, without Seller and/or Seller India incurring additional Tax as due to the transfer of the India Purchased Assets without STPI Approval; (v) Taxes imposed by any Taxing Authority as a result of any transfer pricing adjustment with respect to transactions or services contemplated by the Transition Services Agreement; and (vi) costs and expenses, including reasonable legal fees and expenses, attributable to any item described in the foregoing clauses (i), (ii), (iii), (iv) or (v).

(c) Straddle Periods.

(i) All real property Taxes, personal property Taxes and other similar Taxes imposed on a periodic basis by reference to the value or level of an item levied with respect to the Purchased Assets (“Property Taxes”) for a taxable period that begins on or before the Closing Date and ends after the Closing Date (a “Straddle Period”) shall be apportioned between the Pre-Closing Tax Period and the Post-Closing Tax Period as of the Closing Date based on the number of days of such taxable period included in the Pre-Closing Tax Period and the number of days of such taxable period included in the Post-Closing Tax Period. All Taxes for a Straddle Period (other than Property Taxes) shall be apportioned between the Pre-Closing Tax Period and the Post-Closing Tax Period as if such taxable period ended as of the end of the Closing Date. At the Closing, Purchaser shall reimburse Seller for any Property Tax properly allocable to the Post-Closing Tax Period and previously paid by Seller if Seller provides documentary evidence of such Property Tax payment, to the reasonable satisfaction of Purchaser, at least five (5) Business Days prior to Closing.

(ii) Purchaser shall prepare (or cause to be prepared) and timely file (or cause to be timely filed) all Tax Returns related to the Purchased Assets, the Assumed Liabilities or the Business for any Straddle Period that are required to be filed after the Closing Date (“Straddle Period Tax Returns”) and shall timely pay (or cause to be timely paid) to the applicable Taxing Authority any and all Taxes shown as due on such Straddle Period Tax Returns, provided, that such Straddle Period Tax Returns shall be prepared in accordance with the past practice of Seller. Purchaser shall deliver to Seller for its review and comment a copy of such Straddle Period Tax Returns, and any accompanying calculation of Taxes allocable to the Pre-Closing Tax Period, at least thirty (30) days prior to the due date thereof (taking into account any extensions). Purchaser shall revise such Straddle Period Tax Returns to reflect any reasonable comments received from Seller not later than fifteen (15) days before the due date thereof (taking into account any extensions), or in the case of Straddle Period Tax Returns required to be filed within fifteen (15) days after the Closing Date, as soon as reasonably practicable. Purchaser and Seller shall cooperate in good faith to resolve any disagreements that arise from Seller’s review.

(d) Transfer Taxes.

(i) Seller and Purchaser agree that (a) the Purchase Price is exclusive of any Transfer Taxes, and (b) except as provided in Section 5.4(b)(iv) or Section 5.4(d)(ii), all Transfer Taxes incurred in connection with this Agreement and the Transactions shall be borne fifty percent (50%) by Seller and fifty percent (50%) by Purchaser; provided, that any interest and penalties that arise due to the unreasonable delay or default of one of the parties shall be borne entirely by the relevant party. Seller and Purchaser shall use commercially reasonable efforts to minimize Transfer Taxes and agree to cooperate to minimize the Transfer Taxes due in connection with this Agreement and the Transactions (including the provision of any information or preparation of any documentation that may be necessary or useful for obtaining any available mitigation, reduction or exemption from any such Transfer Taxes). The party required by Applicable Law to file a Tax Return with respect to such Transfer Taxes and make payment thereon (the “Filing Party”) shall do so within the time period prescribed by Applicable Law and promptly provide a copy of such Tax Return to the other party (the “Non-Filing Party”). Notwithstanding anything in the preceding sentence, the Filing Party shall provide a copy of any Tax Return with respect to such Transfer Taxes to the Non-Filing Party for its review and comment at least fifteen (15) days prior to the due date thereof, or in the case of such Tax Returns required to be filed within fifteen (15) days after the Closing Date, as soon as reasonably practicable, and the parties shall cooperate in good faith to resolve any disagreements that arise from the Non-Filing Party’s review.

(ii) Notwithstanding anything to the contrary in this Agreement, any Transfer Taxes that are value added taxes, including, inter-alia, service tax, imposed on assets sold or employees transferred (if applicable) by Seller Israel or Seller India shall be borne solely by Purchaser only to the extent that a duly issued invoice has been provided by Seller or a Subsidiary of Seller.

(iii) The parties hereto agree that they shall cooperate in order to obtain a certificate from the Israeli Taxing Authority in accordance with Section 20 of the Israeli Value Added Tax Law-1975 (a “VAT Certificate”).

(e) Tax Refunds.

(i) Refunds for Seller. Any Tax refund, credit or similar benefit (including any interest paid or credit with respect thereto) relating to any (i) Excluded Taxes or (ii) Transfer Taxes for which Seller is liable pursuant to Section 5.4(d)(i) hereof shall be the property of Seller, and if received by Purchaser or an Affiliate of Purchaser, shall be paid over promptly to Seller.

(ii) Refunds for Purchaser. Any Tax refund, credit or similar benefit (including any interest paid or credit with respect thereto) relating to any (i) Taxes attributable to the Purchased Assets, the Assumed Liabilities or the Business that are allocable to a Post-Closing Tax Period, (ii) Taxes for which Purchaser is responsible pursuant to Sections 5.4(b)(ii), (b)(iv) or (b)(v) or (iii) additional amounts for which Purchaser is responsible pursuant to Section 5.4(b)(iii) hereof (but only to the extent that the refund or credit is paid or credited by the jurisdiction that required the withholding of Tax for which such additional amounts were paid) shall be the property of Purchaser, and if received by Seller or an Affiliate of Seller, shall be paid over promptly to Purchaser.

(f) Timing of Payments. Any indemnity payment required to be made pursuant to this Section 5.4 shall be made within thirty (30) days after the indemnified party makes written demand upon the indemnifying party, but in no case less than ten (10) days prior to the date on which the relevant Taxes or other amounts are required to be paid to the applicable Taxing Authority.

(g) Cooperation in Tax Matters. The parties hereto agree to furnish or cause to be furnished to one another, upon request, as promptly as practicable, such information and assistance relating to the Purchased Assets, Assumed Liabilities or the Business as is reasonably necessary for the preparation and filing of all Tax Returns, determining a liability for Taxes or an indemnity obligation under this Section 5.4 or a right to refund of Taxes, making any election related to Taxes, the preparation for and response to any Tax Proceeding. The parties shall retain any Tax Returns and other books and records that could reasonably be expected to be necessary or useful in connection with any preparation by any other party of any Tax Return for any Tax Proceeding or other examination or proceeding relating to Taxes for Pre-Closing Tax Periods or Straddle Periods. Such books and records shall be retained until the expiration of the applicable statute of limitations (including extensions thereof).

(h) Tax Contests.

(i) In the event any Taxing Authority informs Seller or Purchaser of any Tax Claim related to the Business, the Purchased Assets or the Assumed Liabilities for a Pre-Closing Tax Period or a Straddle Period, the party so informed shall provide written notice to the other party of such Tax Claim; provided, that failure to promptly notify shall not reduce the other party’s indemnity obligation hereunder, except to the extent such party’s ability to defend against such Tax Claim is actually prejudiced thereby. Such notice shall specify in reasonable detail the basis for such Tax Claim and shall include a copy of the relevant portion of any correspondence received from the Taxing Authority.

(ii) In the case of a Tax Proceeding of or with respect to any Excluded Taxes (other than a Tax Proceeding described in Section 5.4(h)(iv)), Seller shall have the exclusive right to control such Tax Proceeding; provided, however, that Seller shall not settle, compromise or abandon any such Tax Proceeding without obtaining the prior written consent of Purchaser (which consent shall not be unreasonably withheld, conditioned or delayed) if such settlement, compromise or abandonment would have an adverse impact on Purchaser for any Post-Closing Tax Period.

(iii) In the case of a Tax Proceeding of or with respect to Taxes that are Excluded Taxes and Taxes that are not Excluded Taxes and such Tax Proceeding for Taxes that are Excluded Taxes is not separable from such Tax Proceeding for Taxes that are not Excluded Taxes, the Controlling Party shall have the right and obligation to conduct, at its own expense, such Tax Proceeding; provided, however, that (i) the Controlling Party shall provide the Non-Controlling Party with a timely and reasonably detailed account of each stage of such Tax Proceeding, (ii) the Controlling Party shall consult with the Non-Controlling Party before taking any significant action in connection with such Tax Proceeding, (iii) the Controlling Party shall consult with the Non-Controlling Party and offer the Non-Controlling Party an opportunity to comment before submitting any written materials prepared or furnished in connection with such Tax Proceeding, (iv) the Controlling Party shall defend such Tax Proceeding diligently and in good faith as if it were the only party in interest in connection with such Tax Proceeding, and (v) the Controlling Party shall not settle, compromise or abandon any such Tax Proceeding without obtaining the prior written consent of the Non-Controlling Party, which consent shall not be unreasonably withheld, conditioned or delayed. For purposes of this Agreement, “Controlling Party” shall mean Seller if Seller and its Affiliates are reasonably expected to bear the greater Tax liability in connection with such Tax Proceeding, or Purchaser if Purchaser and its Affiliates are reasonably expected to bear the greater Tax liability in connection with such Tax Proceeding; and “Non-Controlling Party” means whichever of Seller or Purchaser is not the Controlling Party with respect to such Tax Proceeding.

(iv) Notwithstanding anything to the contrary in this Agreement, Seller shall have the exclusive right to control in all respects, and neither Purchaser nor any of its Affiliates shall be entitled to participate in, any Tax Proceeding with respect to (i) any Tax Return of Seller or any of its Affiliates (other than a Tax Return that relates solely to the Purchased Assets, the Assumed Liabilities or the Business) and (ii) any Tax Return of a consolidated, combined or unitary group that includes Seller or any of its Affiliates.

(i) Tax Matters Coordination and Survival. Notwithstanding anything to the contrary in this Agreement, indemnification with respect to Taxes and the procedures relating thereto shall be governed exclusively by this Section 5.4 and the provisions of Article VIII (other than Section 8.3(g), Section 8.7 and Section 8.8) shall not apply. The indemnification obligations contained in this Section 5.4 shall survive the Closing Date (i) until generally, thirty (30) days following the expiration of the applicable statutory periods of limitations, and (ii) in the case of any indemnification claim arising prior to the end of the period in clause (i), until such claim is finally resolved. The representations and warranties made pursuant to Section 2.13 (Taxes) shall not survive the Closing.

Section 5.5 Further Assurances.

(a) Each party agrees that from time to time after the Closing, it will execute and deliver or cause its respective Affiliates to execute and deliver such further instruments, and take or cause their respective Affiliates to take such other action, as may be reasonably necessary to carry out the purposes and intents of this Agreement and the other Transaction Documents.

(b) Subject to Section 1.8, on or after the Closing, either Purchaser or Seller shall receive or otherwise possess any asset that is allocated to the other party pursuant to this Agreement (any such asset, a “Later Identified Asset”), then such party will provide written notice to the other party identifying such Later Identified Asset and will, or will cause its Subsidiaries to, as promptly as practicable transfer, convey, assign, deliver, or cause to be transferred, conveyed, assigned, or delivered to the other part or its designee, all right, title and interest to such Later Identified Asset which is transferable.

(c) Seller and Purchaser agree and acknowledge that nothing in this Agreement or the other Transaction Documents shall be construed as preventing the parties and their Subsidiaries from competing with each other.

Section 5.6 Storm IP. Without the limitation of Section 5.5, if Seller or any of its Subsidiaries (or any assignee or successor of Seller or any of its Subsidiaries) retains any right or interest in any Storm IP that cannot be, or for any reason is not, assigned to Purchaser or to Purchaser Israel at the Closing, Seller hereby grants, on behalf of itself and its Subsidiaries, successors and assigns (and agrees to so grant or cause to be so granted) to Purchaser, effective as of the Closing, a perpetual, irrevocable, royalty free and fully paid-up, transferable, sublicensable (through multiple levels), exclusive, worldwide right and license to use, reproduce, distribute, display and perform (whether publicly or otherwise), prepare derivative works of and otherwise modify, make, sell, offer to sell, import and otherwise use and exploit, and exercise and practice all rights under, all or any portion of such Storm IP.

Section 5.7 Records and Documents. To the extent required by and in accordance with their respective document retention policies, Seller and Purchaser or their respective Subsidiaries, as applicable, shall retain a copy of books and records included within the Purchased Assets, which for clarity does not include financials and financial information. The parties shall, and shall cause their respective Subsidiaries to, provide the other party and its Representatives, at the other party’s sole expense, with reasonable access, with advance notice and during normal business hours, to (A) such books and records, to the extent reasonably required to enable the other party to comply with (i) legal archival purposes, (ii) accounting, audit and compliance purposes, (iii) legal process, and (iv) routine inspections, examinations or inquiries by Governmental Entities and (B) financial information solely to the extent objectively necessary for Purchaser to comply with its disclosure obligations under applicable securities Laws; provided, however, that the foregoing shall not require either party to provide any such access to the extent the provision of such access would contravene Applicable Law, result in a breach of attorney-client or similar privilege, or violate any confidentiality or nondisclosure agreement or similar agreement or arrangement to which either party or their respective Subsidiaries is subject. The receiving party shall keep confidential all information provided to it pursuant to this Section 5.7.

Section 5.8 Non-Solicitation.

(a) From the Closing Date until the date that is two (2) years after the Closing Date, Seller and its Subsidiaries will not directly or indirectly, without the prior written consent of Purchaser, solicit any Transferred Employee for employment by Seller or its Subsidiaries. Nothing herein shall prevent Seller or any current or future Affiliate of Seller from (x) advertising to the general public any employment opportunities, whether through general newspaper or online advertisement, third-party recruiters, and other general non-targeted recruitment techniques (which advertisements are not targeted at Transferred Employees), (y) hiring any Transferred Employees who respond to such general advertising or who independently seek employment with Seller, in either case, without any solicitation prohibited by this covenant, or (z) soliciting and/or hiring a Transferred Employee whose employment was terminated by Purchaser or an Affiliate of Purchaser.

(b) From the Closing Date until the date that is two (2) years after the Closing Date, Purchaser and its Subsidiaries will not directly or indirectly, without the prior written consent of Seller, solicit for employment by Purchaser or its Subsidiaries (i) any Business Employee listed on Section 2.10(a) of the Seller Disclosure Schedule who is not a Transferred Employee, (ii) any employee of Seller or its Subsidiaries listed on Schedule 5.8(b), or (iii) any employee of Seller or its Subsidiaries with whom Purchaser had substantive discussions related to the Transactions after the Agreement Date but prior to the Closing. Nothing herein shall prevent Purchaser or any current or future Affiliate of Purchaser from (x) advertising to the general public any employment opportunities, whether through general newspaper or online advertisement, third-party recruiters, and other general non-targeted recruitment techniques (which advertisements are not targeted at any such individual), (y) hiring any such individual who responds to such general advertising or who independently seeks employment with Purchaser, in either case, without any solicitation prohibited by this covenant, or (z) soliciting and/or hiring any such individual whose employment was terminated by Seller or an Affiliate of Seller.

(c) The parties acknowledge and agree that the remedy at law for any breach by any party under this Section 5.8 would be inadequate and that, in addition to any other remedies available, the parties shall be entitled to specific performance, injunctive relief or other equitable remedies in the event of any such breach.

Section 5.9 Branded Inventory. Purchaser shall have the right to offer for sale and sell the inventory delivered to Purchaser pursuant to the Transition Services Agreement notwithstanding that such inventory may bear the marks, logos, SKUs and other designations of Seller and its Affiliates, and Purchaser may accurately describe such inventory, including by source and existing SKUs and other designations, in connection with such offers and sales. The foregoing shall not be construed as a license or grant of rights to or under any Trademarks of Seller or any of its Affiliates other than solely to the extent necessary for Purchaser to offer for sale and sell the inventory delivered to Purchaser pursuant to the Transition Services Agreement.

Section 5.10 Third-Party Arrangements. For a period of twelve (12) months after the Closing, Seller shall use its commercially reasonable efforts to enforce the Contracts listed on Schedule 5.10 in furtherance of the continued sales of Seller Products (including by Purchaser following the Closing). For clarity, “commercially reasonable efforts” as used in this Agreement does not require taking, or threatening to undertake, any Action.

Section 5.11 Confidentiality Agreements. Following the Closing, at Purchaser’s request and sole expense, Seller shall use its commercially reasonable efforts to enforce all confidentiality, non-disclosure, or similar types of Contracts with current or former employees of, or consultants to, Seller or any of its Subsidiaries with respect to the non-use or non-disclosure of confidential information solely to the extent such confidential information relates to the Business, the Purchased Assets or the Assumed Liabilities.

Section 5.12 Restriction on Transfer of OCS - Funded IP. Purchaser shall not, and shall cause Purchaser Israel not to, transfer the OCS - Funded IP outside of Israel prior to January 1, 2015. Promptly following the Agreement Date, Purchaser shall cause Purchaser Israel to execute and deliver an undertaking in the customary form published by the OCS, and Purchaser shall, and Purchaser shall cause Purchaser Israel to, comply with such undertaking.

ARTICLE VI

CONDITIONS TO CLOSING

Section 6.1 Conditions to Obligations of Each Party at the Closing. The respective obligation of each party to consummate the Closing and to take the other actions required to be taken by it at the Closing are subject to the satisfaction or waiver, on or before the Closing Date, of each of the following conditions:

(a) Required Approvals. All approvals and clearances of Governmental Entities set forth on Schedule 6.1(a) (the “Required Approvals”) shall have been obtained or given, as applicable, and shall be in full force and effect as of the Closing Date.

(b) No Violation. No Law shall have been enacted or promulgated by any Governmental Entity that enjoins or otherwise prohibits the consummation of the Transactions; there shall be no temporary restraining order, preliminary or permanent injunction or other Order issued by any court of competent jurisdiction or other restraint or prohibition of any Governmental Entity preventing the consummation of the Transactions; and no Action shall be pending, threatened (but only in writing and by a person having actual lawful authority to commence an Action that seeks to enjoin or otherwise prohibit the consummation of the Transactions) or have been commenced by any Governmental Entity that seeks to enjoin or otherwise prohibit the consummation of the Transactions.

Section 6.2 Conditions to Obligations of Purchaser at the Closing. The obligations of Purchaser to consummate the Closing and to take the other actions required to be taken by Purchaser at the Closing are subject to the satisfaction or waiver, on or before the Closing Date, of each of the following conditions (any of which may be waived by Purchaser, in whole or in part, in writing, if permissible under Applicable Law):

(a) Representations, Warranties and Covenants of Seller. (i) Seller shall have performed and satisfied in all material respects each of its obligations hereunder required to be performed and satisfied by it on or prior to the Closing Date; and (ii) each of the representations and warranties of Seller contained in Article II hereof shall have been true and correct as of the Agreement Date and at and as of the Closing with the same force and effect as if made as of the Closing (except that representations and warranties that are made as of a specified date shall be true and correct as of such specified date) except where the failure of such representations and warranties to be so true and correct (disregarding any materiality or Material Adverse Effect qualifiers), taken together, would not have a Material Adverse Effect.

(b) No Material Adverse Effect. No Material Adverse Effect shall have occurred and be continuing.

Section 6.3 Conditions to Obligations of Seller at the Closing. The obligations of Seller to consummate the Closing and to take the other actions required to be taken by Seller at the Closing are subject to the satisfaction or waiver, on or before the Closing Date, of each of the following conditions (any of which may be waived by Seller, in whole or in part, in writing, if permissible under Applicable Law): (a) Purchaser shall have performed and satisfied in all material respects each of its covenants and obligations hereunder required to be performed and satisfied by it on or prior to the Closing Date; and (b) each of the representations and warranties of Purchaser contained in Article III hereof shall have been true and correct as of the Agreement Date and at and as of the Closing with the same force and effect as if made as of the Closing (except that representations and warranties that are made as of a specified date shall be true and correct as of such specified date) except where the failure of such representations and warranties to be so true and correct (disregarding any materiality qualifiers), taken together, would not have a Material Adverse Effect.

Section 6.4 Conditions to the Obligations of Each Party at the India Closing. The respective obligation of each party to consummate, and to cause to be consummated, the India Closing and to take the other actions required to be taken and to cause to be taken by it and its Subsidiaries at the India Closing are subject to the satisfaction or waiver, on or before the India Closing Date, of each of the following conditions (any of which may be waived by it, in whole or in part, in writing):

(a) STPI Approvals. All filings with, and consents and approvals of, the relevant authorities under STPI Laws, including, inter-alia, customs bonded warehouse license, appropriate capital goods import limits and approvals, required to enable Seller India to transfer the India Purchased Assets to Purchaser India without incurring any additional Taxes under STPI Laws with respect to such transfer shall have been made and/or obtained, as applicable, as required for the India Closing (“STPI Approvals”); provided, however, that upon the occurrence of an India Outside Date Event, at the election of Seller in accordance with the India Agreement, the receipt of the STPI Approvals shall not be a condition to the obligations of Purchaser to consummate and to cause to be consummated the India Closing and the India Closing shall take place in accordance with the applicable terms of the India Agreement.

Section 6.5 Condition to the Obligations of Seller at the India Closing. The obligations of Seller to consummate, and to cause to be consummated, the India Closing and to take and cause to be taken the other actions required to be taken by Seller and/or Seller India at the India Closing are subject to the satisfaction or waiver, on or before the India Closing Date, of the following condition (which may be waived by Seller, in whole or in part, in writing):

(a) Purchaser and Purchaser India shall have performed and satisfied in all material respects each of its covenants and obligations hereunder required to be performed and satisfied by them on or prior to the India Closing Date; and

(b) the representations and warranties of Purchaser contained in Section 3.7 hereof shall have been true and correct as of the India Closing with the same force and effect as if made as of the India Closing Date.

Section 6.6 Condition to the Obligations of Purchaser at the India Closing. The obligations of Purchaser to consummate, and cause to be consummated, the India Closing and to take and cause to be taken the other actions required to be taken by Purchaser and/or Purchaser India at the India Closing are subject to the satisfaction or waiver, on or before the India Closing Date, of the following condition (which may be waived by Purchaser, in whole or in part, in writing):

(a) Seller and Seller India shall have performed and satisfied in all material respects each of its covenants and obligations hereunder required to be performed and satisfied by them on or prior to the India Closing Date.

ARTICLE VII

CLOSING

Section 7.1 Closing.

(a) The closing of the sale of the Purchased Assets to, and the assumption of the Assumed Liabilities by, Purchaser and the other Transactions (the “Closing”) shall take place at the offices of O’Melveny & Myers LLP, 610 Newport Center Drive, Newport Beach, CA 92660, on March 13, 2014; provided, that all conditions to the obligations of the parties set forth in Article VI (other than Sections 6.4, 6.5 and 6.6 and other than such conditions as may, by their terms, only be satisfied at the Closing or on the Closing Date) have been satisfied or, to the extent permitted by Applicable Law, waived, and if not, then three (3) Business Days after satisfaction or, to the extent permitted by Applicable Law, waiver of all conditions to the obligations of the parties set forth in Article VI (other than Sections 6.4, 6.5 and 6.6 and other than such conditions as may, by their terms, only be satisfied at the Closing or on the Closing Date), or at such other place or on such other date as the parties may mutually agree in writing. The day on which the Closing takes place is referred to as the “Closing Date.” The effective time of the Closing for tax, operational and all other matters will be deemed to be 12:01 AM (local time) in each jurisdiction included in the Closing, on the Closing Date.

(b) Notwithstanding Section 7.1(a), the closing of the sale of the India Purchased Assets (the “India Closing”) will occur on a date specified in accordance with the India Agreement upon the satisfaction or waiver of all conditions set forth in Section 6.4, Section 6.5 and Section 6.6 (such date of the India Closing, the “India Closing Date”). The India Closing shall occur as of 10:00 AM (local time) on the India Closing Date.

Section 7.2 Deliveries at Closing.

(a) On the Closing Date (or prior to the Closing Date where indicated), Seller shall execute (where applicable) and deliver, or shall cause its Subsidiaries to deliver the following, each of which is subject to the delivery of each other of the following deliveries:

(i) to Purchaser or its Subsidiaries, title to the Purchased Assets excluding the India Purchased Assets;

(ii) to Purchaser, counterparts to each Transaction Document to which Seller or any of its Subsidiaries is a party, duly executed by Seller and such Subsidiaries; and

(iii) to Purchaser, a certificate executed by a duly authorized officer of Seller, dated as of the Closing Date, certifying that each of the conditions set forth in Section 6.2 has been satisfied or waived.

(b) On the Closing Date, Purchaser shall execute (where applicable) and deliver, or cause to be delivered:

(i) to Seller or Seller Israel, as applicable, a cash payment in the amount of the Closing Cash Consideration by wire transfer of immediately available funds to one or more accounts designated in writing by Seller at least two (2) Business Days prior to the Closing;

(ii) to Seller, a certificate executed by a duly authorized officer of Purchaser, dated as of the Closing Date, certifying that each of the conditions set forth in Section 6.3 has been satisfied or waived;

(iii) to Seller, counterparts to each Transaction Document to which Purchaser or any of its Subsidiaries is a party, duly executed by Purchaser and such Subsidiaries; and

(iv) to each of Seller and Seller Israel, a document executed by Purchaser, Purchaser Israel and each Transferred Employee who is an Israeli Employee, pursuant to which each such Transferred Employee agrees (a) to be employed by Purchaser Israel and (b) to the transfer of such Transferred

Employee’s Assumed Employee Liabilities to Purchaser Israel, and providing for a waiver in favor of Seller and Seller Israel, substantially in the form attached hereto as Exhibit D (the “Israeli Transferred Employee Waiver”).

(c) Purchaser and Seller shall determine in good faith the time, place and manner of the delivery of the Purchased Assets. Purchaser and Seller shall equally share all out-of-pocket costs incurred by the parties in connection with such delivery. Out-of-pocket costs incurred in connection with the delivery of the India Purchased Assets shall be allocated between the parties to the India Agreement as set forth therein.

(d) Subject to the provisions of the India Agreement, on the India Closing Date, Seller India shall deliver to Purchaser India, the India Purchased Assets by actual or constructive delivery of possession upon the receipt of a cash payment from Purchaser India of the amounts as provided in the India Agreement, by wire transfer of immediately available funds to one or more accounts designated in writing by Seller India in accordance with the India Agreement.

(e) Subject to the provisions of the India Agreement, if the India Outside Date Event has occurred and Seller elects to waive the condition to its obligations that the STPI Approvals shall have been obtained (as set forth in Section 6.4(a)), then within three (3) India Business Days of such election by the Seller, Purchaser shall cause Purchaser India to deliver to Seller India, by wire transfer to an account designated by Seller India pursuant to the India Agreement (“Seller India Account”), an amount equal to the Taxes Seller India would incur due to the transfer of the India Purchased Assets without STPI Approval and any other reasonable (and, to the extent already incurred, documented) costs that would be incurred by Seller India with respect thereto, as communicated to Purchaser India in accordance with the India Agreement; provided, that if Purchaser fails to cause the payment of such amounts to Seller India or if the amount paid is insufficient, then upon the India Closing Date, Purchaser shall cause Purchaser India to deliver to Seller India, by wire transfer to the Seller India Account the De-bonding Costs Payment (as defined in the India Agreement).

ARTICLE VIII

INDEMNIFICATION

Section 8.1 Indemnification.

(a) Indemnification by Seller. From the Closing Date until the end of the applicable Indemnification Period, and subject to the limitations set forth in this Article VIII, Seller shall indemnify and hold harmless Purchaser and its Affiliates and Representatives (collectively, the “Purchaser Indemnitees”), from and against and in respect of any and all Losses (other than Losses with respect to Taxes, for which the provisions of Section 5.4 shall govern) arising from the following:

(i) the failure of any representation or warranty of Seller contained in Article II of this Agreement (other than the representations and warranties set forth in Section 2.13 (Taxes)) to be true and correct on the Closing

Date (or with respect to representations and warranties that are made as of a specific date, the failure of such representations and warranties to be true and correct as of such date) (a “Seller Representation Claim”);

(ii) any breach by Seller or its Subsidiaries of any covenant of Seller or its Subsidiaries set forth in this Agreement (a “Seller Covenant Claim”);

(iii) any and all Retained Liabilities or Excluded Assets whether arising prior to, on, or after the Closing (a “Retained Liabilities Claim”);

(iv) any fraud of Seller with respect to this Agreement (a “Seller Fraud Claim”); and

(v) any Ancillary Claim within the Knowledge of Seller (using the “Closing Date” as opposed to the “Agreement Date” to the definition of “Knowledge”) for damages with respect to the period prior to the Closing Date (a “Pre-Closing Ancillary Claim”).

(b) Indemnification by Purchaser. From the Closing Date until the end of the applicable Indemnification Period, and subject to the limitations set forth in this Article VIII, Purchaser shall indemnify and hold harmless Seller and its Affiliates and their respective Representatives (collectively, the “Seller Indemnitees”), from and against and in respect of any and all Losses (other than Losses with respect to Taxes, for which the provisions of Section 5.4 shall govern) arising from the following:

(i) the failure of any representation or warranty of Purchaser contained in Article III of this Agreement to be true and correct on the Closing Date (or with respect to representations and warranties that are made as of a specific date, the failure of such representations and warranties to be true and correct as of such date) (a “Purchaser Representation Claim”);

(ii) any breach by Purchaser or its Subsidiaries of any covenant of Purchaser or its Subsidiaries set forth in this Agreement (a “Purchaser Covenant Claim”);

(iii) subject to Seller’s obligations under Section 8.1(a)(v), any and all Assumed Liabilities, whether arising prior to, on, or after the Closing (an “Assumed Liabilities Claim”); and

(iv) any fraud of Purchaser with respect to this Agreement (a “Purchaser Fraud Claim”).

Section 8.2 Indemnification Period.

(a) The “Indemnification Period” means with respect to any claim for indemnification by any Indemnitee under this Article VIII, a period commencing on the Closing Date and expiring as follows:

(i) with respect to Seller Covenant Claims and Purchaser Covenant Claims, to the extent the applicable covenant by its terms applies or is to be performed prior to the Closing Date, the fifteen (15) month anniversary of the Closing Date;

(ii) with respect to Seller Covenant Claims and Purchaser Covenant Claims, to the extent that such covenant by its terms applies or is to be performed after the Closing Date, the expiration of the applicable statute of limitations;

(iii) with respect to Seller Representation Claims other than with respect to the Fundamental Representations (a “Non-Fundamental Representation Claim”), the fifteen (15) month anniversary of the Closing Date;

(iv) with respect to Seller Representation Claims only to the extent with respect to Fundamental Representations (a “Fundamental Representation Claim”), the expiration of any applicable statutes of limitations plus sixty (60) days;

(v) with respect to Purchaser Representation Claims, the expiration of any applicable statutes of limitations plus sixty (60) days; and

(vi) with respect to Retained Liabilities Claims, Assumed Liabilities Claims, Seller Fraud Claims, Purchaser Fraud Claims, and Pre-Closing Ancillary Claims the expiration of any applicable statutes of limitations.

(b) If, in accordance with this Article VIII, any Indemnification Claims are asserted before the expiration of the Indemnification Period with respect to such claim, such Indemnification Claims shall continue until the final amount of recoverable Losses are determined by final agreement, settlement, judgment or award binding on Seller and Purchaser in accordance with this Article VIII (the final amount of recoverable Losses so determined, the “Loss Amounts”).

(c) Purchaser (on behalf of itself and all Purchaser Indemnitees) and Seller (on behalf of itself and all Seller Indemnitees) each hereby waive any right to assert any claim after the applicable Indemnification Period, notwithstanding that a longer statute of limitations or other right under Law may apply.

Section 8.3 Limitations.

(a) Basket. Notwithstanding anything to the contrary in this Agreement, no Purchaser Indemnitee shall be entitled to indemnification for, and Seller shall not be obligated to indemnify any Purchaser Indemnitee for, any Losses of a Purchaser Indemnitee resulting from a Non-Fundamental Representation Claim until the aggregate amount of all Losses under all claims of all Purchaser Indemnitees for all Non-Fundamental Representation Claims shall exceed $1,000,000 (the “Basket”), at which time all such Losses incurred shall be subject to indemnification hereunder (subject to the other limitations set forth in this Article VIII) including the amount of the Basket.

(b) De Minimis Threshold. Notwithstanding anything to the contrary contained in this Agreement, no Purchaser Indemnitee shall be entitled to indemnification for Losses resulting from a Non-Fundamental Representation Claim where the Losses resulting therefrom are less than $25,000 (the “De Minimis Threshold”) and such Losses shall not be aggregated for purposes of calculating the Basket.

(c) Cap. Notwithstanding anything to the contrary in this Agreement, Seller’s aggregate Liability for indemnification for any Losses resulting from a Non-Fundamental Representation Claim shall not exceed $20,000,000 (the “Cap”).

(d) Ancillary Claim Cap. Notwithstanding anything to the contrary in this Agreement, Seller’s Liability for indemnification for any Losses resulting from a Pre-Closing Ancillary Claim shall be limited to Losses with respect to the period prior to the Closing and shall not exceed, in the aggregate, (A) the lesser of (i) fifty percent (50%) of the aggregate Losses incurred by Purchaser Indemnitees for Pre-Closing Ancillary Claims or (ii) $3,000,000 minus (B) the amount of any Losses incurred directly by Seller for Pre-Closing Ancillary Claims.

(e) Applicability of Basket, De Minimis Threshold, and Cap. For clarity, the Basket, De Minimis Threshold, and Cap shall not apply to any claim by an Indemnitee under this Article VIII other than a Non-Fundamental Representation Claim.

(f) Aggregate Liability. Notwithstanding anything to the contrary in this Agreement, other than with respect to Losses resulting from Retained Liabilities Claims, Seller’s aggregate Liability for all Losses under this Agreement shall not exceed the Purchase Price.

(g) The amount of any Losses or Taxes for which indemnification is provided under this Article VIII or Section 5.4 shall be net of the amounts of (A) any insurance proceeds which an Indemnitee actually receives with respect to any such Losses (net of cost of recovery, deductibles and premium increases) and (B) any Tax Benefit actually realized with respect to such Losses. A “Tax Benefit” shall mean, with respect to any Person, the Tax savings actually realized in the taxable year, or taxable year after the taxable year, that a notice for such Losses or Taxes is provided under Section 8.7 or Section 5.4(f) that are attributable to any deduction, expense, loss, credit or refund to such Person as a result of such Losses or Taxes (determined on a with and without basis).

(h) Notwithstanding anything contained in this Agreement, any amounts payable pursuant to the indemnification obligations under this Article VIII shall be paid without duplication, and in no event shall any party be indemnified under different provisions of this Agreement for the same Losses.

Section 8.4 Mitigation. Each Indemnitee shall take (and shall cause its Affiliates to take) all commercially reasonable steps (determined without regard to any indemnification or escrow recovery rights, as applicable, of such Indemnitee hereunder (i.e., as if such Indemnitee had no such rights hereunder)) to mitigate all Losses that are indemnifiable or recoverable hereunder or in connection herewith (including incurring costs to the extent necessary to remedy the breach which gives rise to the Losses). An Indemnitee shall use, or cause its Affiliates to use, reasonable efforts to collect the proceeds of any available insurance which would have the effect of reducing any Losses (in which case proceeds thereof that an Indemnitee actually receives with respect to any such Losses (net of cost of recovery, deductibles and premium increases) will reduce the Losses). In connection therewith, if, at any time following payment in full by the Indemnitee of any amounts of Losses due hereunder, the Indemnitee receives any credits, discounts, insurance proceeds, indemnification payments, contribution payments or reimbursements relating to the circumstances giving rise to such Losses, the Indemnitee will promptly remit to the Indemnifying Party such credits, discounts, proceeds, payments or reimbursements in an amount not to exceed the amount of the corresponding indemnification payment made by the Indemnifying Party. Notwithstanding anything herein to the contrary, no Indemnitee shall be entitled to indemnification or reimbursement under any provision of this Agreement for any amount to the extent such Person or its Affiliate has been indemnified or reimbursed for such amount under any other provision of this Agreement or any other Transaction Document.

Section 8.5 Consequential Damages. Notwithstanding anything else to the contrary set forth herein, no party hereto shall be liable for special, consequential, incidental, indirect, exemplary or remote damages or Losses based thereon, including regarding the loss of future revenue, income, profits, diminution of value or loss of business reputation or opportunity or any Loss determined as a multiple of income, increase factor, premium or revenue. In no circumstances shall Losses be recovered by an Indemnitee to the extent that such Losses:

(a) arise from any change or contemplated change in Law or any change in application of Law (or any announcement of any such action or change) or any uncertainty in the interpretation, or application to the parties and their respective Subsidiaries, of any Law; or

(b) arise as a result of an act or omission to act by an Indemnitee or its Affiliates or their respective Representatives, successors or assigns.

Section 8.6 Third Party Actions. Except with respect to Taxes (which shall be governed exclusively by Section 5.4):

(a) If an Indemnitee believes it has a right to indemnification pursuant to this Article VIII (an “Indemnification Claim”), the party seeking indemnification (for itself and/or any Indemnitees) shall promptly give written notice of such Action (a “Claim Notice”) to the other party or parties obligated to provide indemnification (the “Indemnifying Party”). If such event involves any claim or the commencement of any Action by a third person (a “Third Party Claim”), the party seeking indemnification (for itself and/or any Indemnitees) will give a Claim Notice to the Indemnifying Party within ten (10) days after the Indemnitee has received notice or otherwise learns of the assertion of such Third Party Claim. However, failure to give any such Claim Notice shall not relieve the Indemnifying Party of its obligations hereunder, except to the extent that the Indemnifying Party is actually prejudiced thereby. Each Claim Notice shall, with respect to each Indemnification Claim set forth therein, (i) specify in reasonable detail and in good faith the nature of the Indemnification Claim being made, (ii) a reasonable explanation of the basis for the Claim Notice to the extent of the facts then known by the Indemnitee, (iii) state the aggregate Dollar amount of Losses to which such Indemnitee is entitled to indemnification pursuant to this Article VIII that have been incurred, or a good faith estimate of the aggregate Dollar amount of such Losses reasonably expected to be incurred, by such Indemnitee pursuant to such Indemnification Claim and (iv) reasonable supporting documentation.

(b) In the event of a Third Party Claim, the Indemnifying Party will be entitled to participate in the settlement or defense thereof and, if it so chooses, assume at any time control of the settlement or defense thereof with counsel reasonably satisfactory to the Indemnitee by giving to the Indemnitee written notice of its intention to assume control of the settlement or defense of such Third Party Claim. The Indemnitee subject to any Third Party Claim the settlement or defense of which has been assumed by the Indemnifying Party may participate in the settlement or defense of such Third Party Claim with its own counsel at its own expense.

(c) The Indemnifying Party will not agree to any settlement of, or consent to the entry of any judgment (other than a judgment of dismissal on the merits without costs) arising from, any such Third Party Claim without the prior written consent of the Indemnitee; provided, however, that the consent of the Indemnitee will not be required if the Indemnifying Party agrees in writing to pay any amounts payable pursuant to such settlement or any judgment, to the extent the only award or relief is monetary, and such settlement or judgment includes a full, complete and unconditional release of the Indemnitee. The Indemnitee will not agree to any settlement of, or the entry of any judgment (other than a judgment of dismissal on the merits without costs) arising from, any such Third Party Claim without the prior written consent of the Indemnifying Party.

(d) Each of the parties hereto shall (i) cooperate in good faith in the defense or prosecution of any Third Party Claim in respect of which indemnity may be sought hereunder, (ii) shall keep the other party fully informed in all material respects of the status of such Third Party Claims and any related proceedings at all stages thereof where such Person is not represented by its own counsel, and (iii) agree (each at its own expense) to render to each other such assistance as they may reasonably require of each other. Each of the Seller and Purchaser (or a duly authorized representative of such party) shall (and shall cause their respective Subsidiaries to) furnish such records, information and testimony, and attend such conferences, discovery proceedings, hearings, trials and appeals, as may be reasonably requested in connection with any Third Party Claim.

(e) With respect to any Third Party Claim subject to indemnification under this Article VIII, the parties shall cooperate in such a manner as to preserve in full (to the extent possible) the confidentiality of all confidential information and the attorney-client and work-product privileges. In connection therewith, each party agrees that: (i) it will use commercially reasonable efforts, in respect of any Third Party Claim in which it has assumed or has participated in the defense, to avoid production of confidential information (consistent with applicable law and rules of procedure) and (ii) all communications between any parties hereto and counsel responsible for or participating in the defense of any Third Party Claim will, to the extent possible, be made so as to preserve any applicable attorney-client or work-product privilege.

Section 8.7 Exclusive Remedy. Notwithstanding any other provision of this Agreement to the contrary, except (a) in the case of fraud, or (b) in the case where a party seeks to obtain specific performance pursuant to Section 10.10, from and after the Closing Date, the rights of the parties to indemnification pursuant to the provisions of this Article VIII (and, as applicable, Section 5.4) shall be the sole and exclusive remedy of the Indemnitees and the parties hereto with respect to any matter in any way arising from or relating to this Agreement or its subject matter. Subject to the foregoing, to the maximum extent permitted by Law, the parties and the Indemnitees hereby waive all other rights and remedies with respect to any matter in any way relating to this Agreement or its subject matter, whether under any Laws at common law, in equity or otherwise. The provisions of this Section 8.7 and the limited remedies provided in Section 5.4 and this Article VIII were specifically bargained for by the parties and were taken into account by them in arriving at the Purchase Price and the terms and conditions of this Agreement, and Purchaser and Seller in approving this Agreement have specifically relied upon the provisions of this Section 8.7 and the limited remedies provided in Section 5.4 and this Article VIII in agreeing to the Purchase Price and the terms and conditions of this Agreement.

Section 8.8 Tax Treatment of Indemnity Payments. Except to the extent otherwise required under Applicable Law, Seller and Purchaser agree to treat any indemnity payment made pursuant to this Article VIII as an adjustment to the Purchase Price for all applicable tax purposes, including for U.S. federal income tax and for state tax purposes.

ARTICLE IX

TERMINATION

Section 9.1 Termination. At any time prior to the Closing, this Agreement may be terminated:

(a) by mutual written consent of Purchaser and Seller;

(b) by Seller, if the Closing shall not have occurred on or before the Seller Termination Date, and by Purchaser, if the Closing shall not have occurred by the Purchaser Termination Date; provided, that the right to terminate this Agreement under this subsection (b) shall not be available to Seller if a material breach of this Agreement by Seller is the primary cause of the failure of the Closing to occur before the Seller Termination Date; and provided further, that the right to terminate this Agreement under this subsection (b) shall not be available to Purchaser if the breach of this Agreement by Purchaser is the primary cause of the failure of the Closing to occur before the Purchaser Termination Date;

(c) by either Purchaser or Seller, if any Order of any Governmental Entity having competent jurisdiction is entered permanently restraining, enjoining or otherwise prohibiting the Transactions and such Order has become final and non-appealable; provided, however, that the right to terminate this Agreement under this Section 9.1(c) will not be available to any party if the issuance of such final, non-appealable Order was primarily due to the failure of such party to perform any of its obligations under this Agreement;

(d) by Purchaser, if Seller shall have materially breached any representation, warranty, covenant or agreement contained herein to be performed by Seller and such breach shall not have been cured within forty-five (45) days after receipt by Seller of written notice of such breach (provided, however, that no such cure period shall be available or applicable to any such breach which by its nature cannot be cured) and if not cured within such forty-five (45) day period and at or prior to the Closing, such breach would result in the failure of any of the conditions set forth in Section 6.2(a) to be satisfied; or

(e) by Seller, if Purchaser shall have breached any representation, warranty, covenant or agreement contained herein to be performed by Purchaser and such breach shall not have been cured within forty-five (45) days after receipt by Purchaser of written notice of such breach (provided, however, that no such cure period shall be available or applicable to any such breach which by its nature cannot be cured) and if not cured within such forty-five (45) day period and at or prior to the Closing, such breach would result in the failure of any of the conditions set forth in Section 6.3 to be satisfied.

The party seeking to terminate this Agreement pursuant to this Section 9.1 (other than the foregoing subsection (a)) shall give written notice of such termination to the other party.

Section 9.2 Effect of Termination. In the event of termination of this Agreement as provided in Section 9.1, this Agreement shall be of no further force and effect and there shall be no Liability or obligation on the part of Purchaser, Seller, or their respective, Affiliates or Representatives in connection herewith; provided, however, that (a) the provisions of this Section 9.2, Section 9.3, Article X, Section 5.1, and the CNDA shall remain in full force and effect and survive any termination of this Agreement and (b) if this Agreement is terminated by a party because of fraud or any willful breach of the Agreement by the other party of its obligations, the terminating party’s right to seek all legal remedies will survive such termination unimpaired. For purposes of this Agreement, “willful” shall mean a breach that is a consequence of an act taken by the breaching party, or the failure by the breaching party to take an act it is required to take under this Agreement, with the actual knowledge that the taking of, or the failure to take, such act would, or would be reasonably expected to, cause a breach of this Agreement.

Section 9.3 Reverse Termination Fee. If this Agreement is terminated (i) by either party pursuant to Section 9.1(c) and at the time of such termination, an Antitrust Event has occurred, or (ii) by Seller pursuant to Section 9.1(b) and at the time of such termination, an Antitrust Event has occurred (and for purposes of this clause (ii) the Seller Termination Date shall be deemed to be the Purchaser Termination Date), then Purchaser shall, within three (3) Business Days after such termination, pay to Seller a fee of Thirteen Million Dollars ($13,000,000) in cash (such amount, the “Reverse Termination Fee”). Seller agrees that in no event shall Seller or any of its Affiliates be entitled to receive more than one Reverse Termination Fee in accordance with this Section 9.3.

Section 9.4 Liquidated Damages; Sole Remedy. The parties hereto acknowledge and agree on behalf of themselves and their Affiliates that any Reverse Termination Fee paid pursuant to Section 9.3 is not a penalty, but rather, if actually received by Seller, constitutes liquidated damages in a reasonable amount that will compensate Seller in the circumstances in which the Reverse Termination Fee is payable for the efforts and resources expended and the opportunity forgone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the transactions contemplated by this Agreement, which amount would otherwise be impossible to calculate with precision. Notwithstanding anything to the contrary in this Agreement, other than with respect to any Losses arising from fraud or willful breach, if Purchaser pays the Reverse Termination Fee pursuant to Section 9.3, Seller agrees that its right to receive the Reverse Termination Fee shall be the sole and exclusive remedy of Seller with respect to any matter in any way arising from or relating to this Agreement or its subject matter. Subject to the foregoing, absent fraud or willful breach, if Purchaser pays the Reverse Termination Fee pursuant to Section 9.3, to the maximum extent permitted by Law, the Seller hereby waives all other rights and remedies with respect to any matter in any way relating to this Agreement or its subject matter, whether under any Laws at common law, in equity or otherwise.

ARTICLE X

MISCELLANEOUS

Section 10.1 Entire Agreement; Assignment; Successors. This Agreement and the other Transaction Documents constitute the entire agreement among the parties hereto with respect to the subject matter hereof and thereof and supersede all other prior and contemporaneous agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof. This Agreement and the other Transaction Documents (except for the Intellectual Property Agreement) may not be assigned by operation of Law or otherwise; provided, however, that Purchaser may assign any or all of its rights and obligations under this Agreement to any direct or indirect wholly owned Subsidiary of Purchaser, but no such assignment shall relieve Purchaser of its obligations hereunder. Any purported assignment of this Agreement in contravention of this Section 10.1 shall be null and void and of no force or effect. Subject to the preceding sentences of this Section 10.1, this Agreement will be binding upon, inure to the benefit of, and be enforceable by, the parties and their respective successors and assigns. In the event of any conflict or inconsistency between the terms of this Agreement and the terms of any other Transaction Document (except for the Intellectual Property Agreement and the India Agreement), the terms of this Agreement shall govern.

Section 10.2 Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of Law, or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect, so long as the economic or legal substance of the transaction contemplated by this Agreement is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible, in a mutually acceptable manner, in order that the Transactions shall be consummated as originally contemplated to the fullest extent possible.

Section 10.3 Notices. All notices and other communications hereunder shall be in writing and shall be deemed duly given (i) on the date of delivery if delivered personally, (ii) if by facsimile or email, upon electronic confirmation of receipt by facsimile or email, provided, that a copy of such notice or other communication is promptly mailed by registered or certified mail, return receipt requested, postage prepaid, following the transmission of such facsimile or email, (iii) on the first (1st) Business Day following the date of dispatch if delivered utilizing a next-day service by a nationally recognized next-day courier or (iv) on the earlier of confirmed receipt or the fifth (5th) Business Day following the date of mailing if delivered by registered or certified mail, return receipt requested, postage prepaid. All notices hereunder shall be delivered to the addresses set forth below:

(a)	if to Purchaser:

QLogic Corporation

26650 Aliso Viejo Parkway

Aliso Viejo, California 92656

Attention: Vice President, General Counsel and Secretary

Fax: (949) 389-6488

Email: michael.hawkins@qlogic.com

with a copy to (which copy shall not constitute notice):

O’Melveny & Myers LLP

610 Newport Center Drive, 17th Floor

Newport Beach, CA 92660

Attention: Andor Terner, Esq.

Fax: (949) 823-6994

Email: aterner@omm.com

(b)	if to Seller:

Broadcom Corporation

5300 California Avenue

Irvine, California 92617

Attention:         President and Chief Executive Officer

Facsimile No.: (949) 926-9253

and

Attention:         General Counsel

Facsimile No.: (949) 926-9244

with a copy to (which copy shall not constitute notice):

Skadden, Arps, Slate, Meagher & Flom LLP

525 University Avenue

Palo Alto, CA 94301

Attention: Leif B. King, Esq.

Fax: (650) 470-4570

Email: leif.king@skadden.com

or to such other address as the Person to whom notice is given may have previously furnished to the others in writing in the manner set forth above.

Section 10.4 Governing Law. Except as required by mandatory provisions of Israel law or mandatory provisions of India law, this Agreement shall be deemed to be made and in all respects shall be interpreted, construed and governed by and in accordance with the Laws of the State of Delaware without regard to the conflicts of laws principles thereof.

Section 10.5 Submission to Jurisdiction. The parties hereby irrevocably submit to the jurisdiction of the courts of the State of Delaware, and the federal courts of the U.S. sitting in Delaware solely in respect of the interpretation and enforcement of the provisions of this Agreement, the Transaction Documents and of the documents referred to in this Agreement and the Transaction Documents and in respect of the Transactions, and hereby waive, and agree not to assert, as a defense in any Action for the interpretation or enforcement of this Agreement, the Transaction Documents or any such other documents, that it is not subject thereto or that such Action may not be brought or is not maintainable in said courts or that the venue thereof may not be appropriate or that this Agreement, any Transaction Document or any such other document may not be enforced in or by such courts. The parties hereby consent to and grant any such court jurisdiction over the Person of such parties and over the subject matter of such dispute and agree that mailing of process or other papers in connection with any such Action in the manner provided in Section 10.3 as permitted by Applicable Law, shall be valid and sufficient service thereof. The India Agreement shall be subject to the terms and conditions with respect to dispute resolution and forum selection as stated therein provided, however, that any Action under this Agreement arising from any breach of any obligations related to the India Agreement shall be subject to the provisions set forth in the first two sentences of this Section 10.5.

Section 10.6 Interpretation; Article and Section References. The descriptive headings herein are inserted for convenience of reference only and are not intended to be part of or to affect the meaning or interpretation of this Agreement. All references in this Agreement to Articles, Sections, subsections, clauses, Annexes, Exhibits and Schedules are references to Articles, Sections, subsections, clauses, Annexes, Exhibits and Schedules, respectively, in and to this Agreement, unless otherwise specified. All words used in this Agreement will be construed to be of such gender or number as the circumstances require. The words “include” or “including” mean “include, without limitation,” or “including, without limitation,” as the case may be, and the language following “include” or “including” shall not be deemed to set forth an exhaustive list. The word “or” shall not be limiting or exclusive. References to days are to calendar days; provided, that any action otherwise required to be taken on a day that is not a Business Day shall instead be taken on the next Business Day. Unless otherwise specifically provided or the context otherwise requires, all references in this Agreement to Seller mean and shall refer to Seller and its Subsidiaries and each of their successors, assigns and (if applicable) predecessors-in-interest; and unless otherwise specifically provided or the context otherwise requires, all references in this Agreement to Purchaser mean and shall refer to Purchaser and its Subsidiaries and each of their successors, assigns and (if applicable) predecessors-in-interest. As used in this Agreement, the singular or plural number shall be deemed to include the other whenever the context so requires. Any capitalized terms used in any Annex, Exhibit, Schedule or other Transaction Document but not otherwise defined therein shall have the meaning as defined in this Agreement. All Annexes, Exhibits and Schedules annexed hereto or referred to herein are hereby incorporated in and made a part of this Agreement as if set forth herein.

Section 10.7 No Third Party Beneficiaries. This Agreement shall be binding upon and inure solely to the benefit of each party hereto and its successors and permitted assigns and, except as expressly provided herein in Section 8.1, nothing in this Agreement is intended to or shall confer upon any other Person any legal or equitable rights, benefits or remedies of any nature whatsoever under or by reason of this Agreement.

Section 10.8 Counterparts; Electronic Signature. This Agreement may be executed in multiple counterparts, each of which shall be deemed to be an original but all of which shall constitute one and the same agreement. This Agreement may be executed by facsimile or electronic (.pdf) signature and a facsimile or electronic (.pdf) signature shall constitute an original for all purposes.

Section 10.9 Amendment and Modification. This Agreement may not be amended, modified or supplemented in any manner, whether by course of conduct or otherwise, except by an instrument in writing specifically designated as an amendment hereto, signed by each of the parties.

Section 10.10 Specific Performance. The parties hereby acknowledge and agree that it would cause irreparable injury to the other party or parties if any of the provisions of this Agreement are not performed in accordance with their specific terms or otherwise breached for which monetary damages, even if available, would not be an adequate remedy. Accordingly, each party agrees that the other party or parties shall be entitled to an injunction, specific performance and other equitable relief to prevent breaches of the provisions of this Agreement and to enforce specifically this Agreement and the terms and provisions hereof in any action or proceeding, in addition to any other remedy to which they are entitled at law or in equity in any such event and prior to the valid exercise of any termination right by the parties in accordance with Section 9.1. Each of the parties agrees that it will not oppose the granting of an injunction, specific performance and other equitable relief on the basis that any other party has an adequate remedy at law or that any award of specific performance is not an appropriate remedy for any reason at law or in equity. Any party seeking an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement shall not be required to provide any bond or other security in connection with any such order or injunction.

Section 10.11 Fees and Expenses. Except as otherwise provided herein, all fees and expenses incurred in connection with or related to this Agreement and the other Transaction Documents and the Transactions shall be paid by the party incurring such fees or expenses, whether or not such transactions are consummated; provided, that in the event of termination of this Agreement, the obligation of each party to pay its own expenses will be subject to any rights of such party arising from a breach of this Agreement by any other party.

Section 10.12 Waivers. No failure or delay of a party in exercising any right or remedy hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any such right or power, or any abandonment or discontinuance of steps to enforce such right or power, or any course of conduct, preclude any other or further exercise thereof or the exercise of any other right or power. The rights and remedies of the parties hereunder are cumulative and are not exclusive of any rights or remedies which they would otherwise have hereunder. Any agreement on the part of any party to any such waiver shall be valid only if set forth in a written instrument executed and delivered by such party.

Section 10.13 No Presumption Against Drafting Party. The parties agree that they have been represented by counsel during the negotiation and execution of this Agreement and, therefore, waive the application of any Applicable Law or rule of construction providing that ambiguities in an agreement or other document will be construed against the party drafting such agreement or document.

[THE REMAINDER OF THIS PAGE IS INTENTIONALLY LEFT BLANK]

IN WITNESS WHEREOF, each of the parties has caused this Agreement to be duly executed on its behalf as of the day and year first above written.

QLOGIC CORPORATION

By:	/s/ Prasad Rampalli
	Name:	Prasad Rampalli
	Title:	President and Chief Executive Officer

BROADCOM CORPORATION

By:	/s/ Rajiv Ramaswami
	Name:	Rajiv Ramaswami
	Title:	EVP & GM

[Signature Page to the Asset Purchase Agreement]

ANNEX A

CERTAIN DEFINITIONS

For the purposes of this Agreement, the following capitalized terms shall have the meanings set forth below (which shall apply equally to both the singular and plural forms of such terms):

“Accounts Payable” means all notes and accounts payable and other accrued expenses or payments obligations of the Business payable to trade creditors created or assumed by the Seller or its Subsidiaries prior to the Closing in connection with the obtaining of goods or services.

“Accounts Receivable” means (i) all trade accounts receivable and other rights to payment (whether current or non-current) existing immediately prior to the Closing owed to Seller or any of its Subsidiaries, including all trade accounts receivable representing amounts receivable in respect of goods shipped or products sold or services rendered to customers of Seller or any of its Subsidiaries, (ii) any other accounts or notes receivable existing immediately prior to the Closing of Seller or any of its Subsidiaries, and (iii) any claim, remedy or other right related to any of the foregoing existing immediately prior to the Closing, together with, in each case, the full benefit of any security interest of Seller or its Subsidiaries, as applicable, therein.

“Action” means any non-Tax claim, action, cause of action, suit, demand, inquiry, proceeding, audit or investigation by or before any Governmental Entity, or any other arbitration, mediation or similar proceeding.

“Affiliate” means, with respect to any Person, a Person that, directly or indirectly, through one or more intermediaries controls, is controlled by or is under common control with the first-mentioned Person. For the purposes of this definition, “control,” including the terms “controlled by” and “under common control with,” means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, as trustee or executor, as general partner or managing member, by Contract or otherwise, including the ownership, directly or indirectly, of securities having the power to elect a majority of the board of directors or similar body governing the affairs of such Person.

“Agreement” has the meaning set forth in the Preamble.

“Agreement Date” means the date hereof.

“Allocation” has the meaning set forth in Section 1.6.

“Ancillary Claims” means (A) claims directed at Intellectual Property or compliance with specifications supplied by Purchaser or any third party (including, without limitation, any portion of a Seller Product which is based on any such specifications), (B) claims directed at the modification or combination of any Seller Products with products, Intellectual Property or services provided by Purchaser or any third party or incorporated into or bundled with Seller Products after delivery by Seller to Purchaser, (C) claims directed at use of any Seller Product outside its published and inherent use, (D) claims directed at any Intellectual Property Right of an entity in which Purchaser or any of its Affiliates has a controlling interest or for which it has cross license rights covering the activities relating to the claim, (E) claims relating to Purchaser’s failure to use materials or instructions provided by Seller which would have rendered the relevant Seller Product non-infringing, and (F) Assumed Claims.

“Antitrust Event” means, as of any relevant date, all of the conditions to the obligations of Purchaser set forth in Sections 6.1 and 6.2 have been satisfied (or, with respect to the conditions that by their terms are to be satisfied at the Closing would have been so satisfied if the Closing would have occurred) other than the condition set forth in Section 6.1(b) due to an Action of a Governmental Entity pursuant to Antitrust Laws.

“Antitrust Laws” means all federal, state or foreign statutes, rules, regulations, Orders, decrees, administrative and judicial doctrines and other Laws, including without limitation any antitrust, competition, foreign investment or trade regulation Laws, that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening competition through merger or acquisition.

“Applicable Law” means, with respect to any Person, any Law applicable to such Person or any of its respective properties, assets, officers, directors, employees, consultants or agents.

“Assignment and Assumption Agreement” has the meaning set forth in Section 1.9(a)(i).

“Assumed Claims” means claims (A) directed at compliance by Seller with ITU or IEEE standards or any other published standards or (B) directed at any Intellectual Property Right of an NPE, in each case, to the extent such claims are set forth on Schedule A-1.

“Assumed Contracts” has the meaning set forth in Section 1.1(c).

“Assumed Employee Liabilities” means all Liabilities of Seller or its Affiliates related to the Transferred Employees, whether arising or accruing prior to, on, or after the Closing (but related to their employment on or prior to Closing), which Liabilities shall include the Liabilities of Seller or its Affiliates for any of the following related to the Transferred Employees: (i) claims or actions related to employment or employment conditions, regardless of when such claim arose or was accrued; provided, however, that Assumed Employee Liabilities do not include any Liabilities related to claims or actions related to employment or employment conditions, regardless of when such claim arose or was accrued, to the extent such claims are within the Knowledge of Seller (using the “Closing Date” instead of the “Agreement Date” in the definition of “Knowledge”) on or before the Closing; (ii) severance and other termination costs and liabilities for all Transferred Employees whose employment terminates, on or following the Closing, or as required by Section 5.3(b); and (iii) all accrued, unused vacation, sick leave, recuperation pay and paid time off accrued by Transferred Employees pre-Closing (which Seller may roll-over to Purchaser to the extent permitted by Applicable Law); provided, in each case, that Assumed Employee Liabilities shall not include (x) any Liability with respect to any Employee Plan for periods ending on or before the Closing Date, including any bonus or other incentive compensation whether discretionary or otherwise, (y) wages accrued through and ending with the Closing Date, and (z) applicable Tax withholdings with respect to the amounts included in clauses (x) and (y).

“Assumed Liabilities” has the meaning set forth in Section 1.3.

“Assumed Liabilities Claim” has the meaning set forth in Section 8.1(b)(iii).

“Back-to-Back Lease Expenses” means any and all payments due by the lessees under the Ramat Gan Lease, including the rent for the property, rent for parking spaces, management fees, electricity expenses, property tax or any other tax to the municipality (if required) with respect to the use of the property, telephone and media expenses and any other tax imposed upon lessees according to Applicable Law, provided that such back-to-back payments will not include payments for Liabilities set forth on Schedule 1.4(i) and provided further that this will not derogate from the provisions of Section 1.4(o).

“Basket” has the meaning set forth in Section 8.3(a).

“Bill of Sale” has the meaning set forth in Section 1.9(a)(i).

“Business” means the business of Seller or any of its Subsidiaries constituting the design, manufacture, and sale of Seller Products.

“Business Consultant” means any individual currently retained as a consultant of Seller or its Subsidiaries whose service primarily relates to the Business or the Purchased Assets (which, for the avoidance of doubt, shall not include individuals engaged by law firms, accounting firms, or similar service providers retained by Seller or any of its Subsidiaries).

“Business Day” means a day, other than a Saturday or Sunday, on which banks are open for business in California, between the hours of 8:00 a.m. and 5:00 p.m. local time.

“Business Employee” means any current employee of Seller or its Subsidiaries whose employment primarily relates to the Business or the Purchased Assets.

“Cap” has the meaning set forth in Section 8.3(c).

“Cash” means all cash, cash equivalents and publicly traded or liquid securities held by Seller and its Subsidiaries.

“Claim Notice” has the meaning set forth in Section 8.6(a).

“Closing” has the meaning set forth in Section 7.1.

“Closing Cash Consideration” has the meaning set forth in Section 1.5(b).

“Closing Date” has the meaning set forth in Section 7.1.

“CNDA” has the meaning set forth in Section 5.1(a).

“Code” means the U.S. Internal Revenue Code of 1986, as amended.

“Consents” means consents, assignments, Permits, Orders, certification, concession, franchises, approvals, authorizations, registrations, filings, registrations, waivers, declarations or filings with, of or from any Governmental Entity, parties to Contracts or any third Person.

“Contract” means any contract, agreement, instrument, option, lease, license, sales and purchase order, warranty, note, bond, mortgage, indenture, obligation, commitment, binding application, arrangement or understanding, express or implied, in each case as amended and supplemented from time to time.

“Controlling Party” has the meaning set forth in Section 5.4(h)(iii).

“Copyrights” means copyrights and all other rights with respect to Works of Authorship and Mask Works and all registrations thereof and applications therefor (including moral and economic rights, however denominated).

“Databases” means databases and other compilations and collections of data or information.

“De-bonding Costs” has the meaning set forth in Section 7.2(e).

“De Minimis Threshold” has the meaning set forth in Section 8.3(b).

“Development and Supply Agreement” means the agreement in substantially the form attached hereto as Exhibit H.

“Dollars” means the currency of the U.S. dollar, and all references to monetary amounts herein shall be in Dollars unless otherwise specified herein.

“Domain Names” means Internet domain names and uniform resource locators.

“Employee Adjustment” means any amount that constitutes an Assumed Employee Liability that is paid by Seller to a Transferred Employee on account of such Transferred Employee’s termination of employment in connection with the Closing, rather than transferred, assigned or rolled-over to Purchaser at the Closing, including, without limitation, severance and other termination costs and liabilities, accrued gratuity and annual accrued leave payable upon termination of employment, as applicable.

“Employee Plan” has the meaning set forth in Section 2.9(a).

“Encumbrance” means any charge, claim, limitation, condition, equitable interest, mortgage, lien, option (including any right to acquire, right of pre-emption or conversion), pledge, hypothecation, security interest, title retention, easement, encroachment, right of first offer or refusal or similar restriction involving substantially the same effect, including any restriction on or transfer or other assignment, as security or otherwise, of or relating to use, quiet enjoyment, voting, transfer, receipt of income or exercise of any other attribute of ownership, or any agreement that provides for any of the foregoing.

“Environmental Law” means any Laws relating to (i) releases or threatened releases of Hazardous Substances or materials containing Hazardous Substances; (ii) the manufacture, handling, transport, use, treatment, storage or disposal of Hazardous Substances or materials containing Hazardous Substances; (iii) pollution or protection of the environment, health, safety or natural resources; or (iv) the European Union’s Directives on the Restriction of Hazardous Substances (RoHS), Waste Electrical and Electronic Equipment (WEEE), and similar product stewardship laws.

“ERISA” has the meaning set forth in Section 2.9(a)(i).

“ERISA Affiliate” means any trade or business, whether or not incorporated, under common control with Seller or any of its Subsidiaries and that, together with Seller or any of its Subsidiaries, is treated as a single employer within the meaning of Section 414(b), (c), (m) or (o) of the Code.

“Excluded Assets” has the meaning set forth in Section 1.2.

“Excluded Taxes” means all Taxes relating to the Purchased Assets or the Business that are attributable to any Pre-Closing Tax Period. For the avoidance of doubt, “Excluded Taxes” shall include capital gains tax, net income tax, or corporation tax arising from the sale of the Purchased Assets by Seller and its Subsidiaries.

“Fibre Channel Product Patent License” means the agreement substantially in the form attached hereto as Exhibit E.

“Filing Party” has the meaning set forth in Section 5.4(d)(i).

“Fundamental Representations” means the representations and warranties of Seller set forth in Section 2.1 (Organization and Qualification), Section 2.2 (Authority), Section 2.3(a)(i) (No Conflict), Section 2.7 (Title) and Section 2.17 (Brokers).

“Fundamental Representation Claim” has the meaning set forth in Section 8.2(a)(iv).

“General Claims” means Return Material Authorizations or RMAs with respect to Seller Products; provided, that “General Claims” shall not include such claims with respect to specific batches or lots of Seller Products referenced in claims made in writing to Seller or its Subsidiaries for which a root cause has been identified.

“Governmental Entity” means any federal, national, supranational, state, provincial, local or similar government, governmental, regulatory, administrative or quasi-governmental authority, branch, office agency, commission or other body, or any court, tribunal, or arbitral or judicial body (including any grand jury), whether domestic or foreign, including any securities exchange.

“Grants” has the meaning set forth in Section 2.12(j).

“Hazardous Substance Activity” means the transportation, transfer, recycling, storage, use, treatment, manufacture, removal, disposal, remediation, release, exposure of others to, sale,

labeling, or distribution of any Hazardous Substance or any product or waste containing a Hazardous Substance, or product manufactured with Ozone depleting substances, including any required labeling, payment of waste fees or charges (including so-called e-waste fees), and compliance with any recycling, product take-back or product content requirements.

“Hazardous Substances” means (i) those substances defined in or regulated under the Hazardous Materials Transportation Act, the Resource Conservation and Recovery Act, the Comprehensive Environmental Response, Compensation and Liability Act, the Clean Water Act, the Safe Drinking Water Act, the Atomic Energy Act, the Federal Insecticide, Fungicide, and Rodenticide Act and the Clean Air Act, and their state counterparts and all regulations thereunder; (ii) petroleum and petroleum products, including crude oil and any fractions thereof; (iii) natural gas, synthetic gas, and any mixtures thereof; (iv) polychlorinated biphenyls, asbestos and radon; (v) any other regulated pollutant or contaminant; and (vi) any substance, material or waste regulated by any Governmental Entity pursuant to any Environmental Law.

“Inbound License Agreement” means any Contract pursuant to which a third party has granted or agreed to grant to Seller or any of its Subsidiaries any right to use or otherwise practice or exploit, or has otherwise granted or agreed to grant any license, covenant, release, immunity or other right with respect to, any such third party’s Intellectual Property or Intellectual Property Rights, which right remains in effect as of the Agreement Date and which right is as of the Agreement Date practiced in the Business, and any Contract pursuant to which any third-party Intellectual Property or Intellectual Property Rights are incorporated into or embodied in any Seller Products.

“Indebtedness” means all indebtedness of a Person, (i) for borrowed money, (ii) evidenced by notes, bonds, debentures, letters of credit, bank guarantees or similar facilities or instruments that are due and payable, or (iii) in the nature of guarantees of the obligations described in the immediately preceding clauses (i) through (ii), inclusive, of any other Person.

“Indemnification Claim” has the meaning set forth in Section 8.6(a).

“Indemnification Period” has the meaning set forth in Section 8.2(a).

“Indemnifying Party” has the meaning set forth in Section 8.6(a).

“Indemnitees” means Purchaser Indemnitees and Seller Indemnitees.

“India Agreement” has the meaning set forth in Section 4.4(c).

“India Business Day” means a day, other than a Saturday or Sunday, on which banks are open for business in Hyderabad, India.

“India Closing” has the meaning set forth in Section 7.1(b).

“India Closing Date” has the meaning set forth in Section 7.1(b).

“India Outside Date Event” means (i) if the STPI Approvals have not been obtained or are not in effect on the earlier of the (A) four-month anniversary of the later of (y) the Tripartite

Agreement Date or (z) the STPI In-Principle Consent; or (B) four-month anniversary of the date of execution of Purchaser’s India Lease, and in each case Seller and Seller India have complied in all material respects with their obligations under Section 4.4(c) and under the India Agreement; (ii) failure of Purchaser to cause Purchaser India to execute Purchaser’s India Lease within forty-five (45) India Business Days of the date of India Premises Notice pursuant to Section 4.4(c), provided, that Seller and Seller India have complied in all material respects with their obligations under Section 4.4(c) and under the India Agreement; or (iii) if at any time, any of the consents or approvals required for obtaining the STPI Approval for the premises under the Purchaser’s India Lease is finally denied or rejected by any Governmental Entity.

“India Premises Notice” has the meaning set forth in Section 4.4(c).

“India Purchased Assets” means the tangible Purchased Assets owned by Seller India.

“Intellectual Property” means any and all (i) technology, formulae, algorithms, procedures, processes, methods, techniques, knowhow, ideas, creations, inventions, discoveries, and improvements (whether patentable or unpatentable and whether or not reduced to practice); (ii) technical, engineering, manufacturing, product, marketing, servicing, financial, supplier, personnel and other information and materials; (iii) customer lists, customer contact and registration information, customer correspondence and customer purchasing histories; (iv) specifications, designs, models, devices, prototypes, schematics and development tools; (v) Works of Authorship; (vi) Mask Works; (vii) Databases; (viii) Trademarks; (ix) Domain Names; (x) Trade Secrets; (xi) general intangibles of like nature; and (xii) tangible embodiments of any of the foregoing, in any form or media whether or not specifically listed herein.

“Intellectual Property Agreement” means the agreement substantially in the form attached hereto as Exhibit F.

“Intellectual Property Rights” means any and all rights (anywhere in the world, whether statutory, common law or otherwise) relating to, arising from, or associated with Intellectual Property, including (i) Patents; (ii) Copyrights; (iii) other rights with respect to Software, including registrations thereof and applications therefor; (iv) industrial design rights and registrations thereof and applications therefor; (v) rights with respect to Trademarks, and all registrations thereof and applications therefor; (vi) rights with respect to Domain Names, including registrations thereof and applications therefor; (vii) rights with respect to Trade Secrets, including rights to limit the use or disclosure thereof by any Person; (viii) rights with respect to Databases, including registrations thereof and applications therefor; (ix) publicity and privacy rights, including all rights with respect to use of a Person’s name, signature, likeness, image, photograph, voice, identity, personality, and biographical and personal information and materials; and (x) any rights equivalent or similar to any of the foregoing.

“International Plan” means an employee Plan that is maintained outside the U.S. or is otherwise subject solely to non-U.S. Laws.

“IRS” means the U.S. Internal Revenue Service.

“Israeli Consultants” means those Business Consultants who reside in Israel or provide services to Seller Israel.

“Israeli Employees” means those Business Employees who reside or work in Israel.

“Israeli Transferred Employee Waiver” has the meaning set forth in Section 7.2(b)(iv).

“Knowledge of Purchaser” and similar terms, including “within the Knowledge of Purchaser,” means, with respect to any fact or matter, the actual knowledge of the individuals set forth on Schedule A-2, as of the Agreement Date.

“Knowledge of Seller” and similar terms, including “within the Knowledge of Seller,” means, with respect to any fact or matter, the actual knowledge of the individuals set forth on Schedule A-3, as of the Agreement Date.

“Labor Agreement” has the meaning set forth in Section 2.10(e).

“Labor Union” has the meaning set forth in Section 2.10(e).

“Later Identified Asset” has the meaning set forth in Section 5.5(b).

“Law” means any statute, law, treaty, ordinance, regulation, directive, rule, code, executive order, injunction, judgment, decree, writ, Order or other requirement, including any successor provisions thereof, of any Governmental Entity.

“Leased Real Property” means all real property exclusively related to the Business leased, subleased or licensed to Seller or any of its Subsidiaries or which Seller or any of its Subsidiaries otherwise has a right or option to use or occupy, together with all structures, facilities, fixtures, systems, improvements and items of property previously or hereafter located thereon, or attached or appurtenant thereto, and all easements, rights of access, rights of way or similar rights and appurtenances relating to the foregoing.

“Liability” means, with respect to any Person, any liability or obligation of such Person of any kind, character or description, whether known or unknown, absolute or contingent, matured or unmatured, accrued or unaccrued, liquidated or unliquidated, secured or unsecured, joint or several, due or to become due, vested or unvested, executory, determined, determinable or otherwise and whether or not the same is required to be accrued on the financial statements of such Person.

“Licensed Seller Intellectual Property” has the meaning set forth in Section 2.12(c)(vi).

“Local Asset Transfer Agreements” has the meaning set forth in Section 1.9(a)(ii).

“Loss Amounts” has the meaning set forth in Section 8.2(b).

“Losses” means any losses, damages, penalties, costs, or expenses incurred by a party (including reasonable legal, accounting, and other costs and expenses of professionals, but excluding internal management, administrative, or overhead costs that a party incurs in connection with the administration, supervision, or performance of any actions required in response to a claim); provided, however, that Losses shall not include (i) with respect to any Purchaser Indemnitees, any amount incurred with respect to Assumed Liabilities, (ii) with respect to a Seller Indemnitees, any amount incurred with respect to Retained Liabilities, or (iii) any special, consequential, incidental, indirect, exemplary or remote damages.

“made available” (or words of similar import) means that, on or before 12:00 p.m. Pacific time on the Business Day immediately preceding the Agreement Date, Seller has posted complete and correct copies of such materials to the virtual data room managed by Seller, provided, that Purchaser and certain of its Representatives shall have been granted unrestricted access to such virtual data room prior to such time in connection with the Transactions.

“Mask Works” means mask works, layouts, topographies and other design features with respect to integrated circuits.

“Material Adverse Effect” means any event, circumstance, occurrence, change, effect or fact, or group of any of the foregoing, that would result in, or would reasonably be expected to result in, a material adverse effect on, or a material adverse change in, the Business, the Purchased Assets or the Assumed Liabilities, taken as a whole, except to the extent that any such event, circumstance, occurrence, change, effect or fact, or group of any of the foregoing, results from (i) any change in general economic conditions in any of the geographical areas in which Seller and its Subsidiaries operate the Business, (ii) any change in conditions generally affecting businesses in the same or similar industries as the Business, (iii) any natural disasters, acts of God, occurrence of terrorism, military action or war (including any escalation or worsening of war), (iv) any change in the financial, banking, currency or capital markets in general, including changes in interest rates, (v) any change in Applicable Law or the interpretation thereof or U.S. generally accepted accounting principles (or other applicable accounting regulations) or accounting principles (or interpretations thereof), in each case, generally applicable to business in the same or similar industries as the Business, (vi) any action taken, or failure to take action, to which Purchaser has expressly consented in advance in writing, or (vii) the announcement or pendency of the Transactions (including the impact of any such announcements or communications on relationships with customers, suppliers, employees or regulators); provided, however, that the exceptions in foregoing clauses (i), (ii), (iii), (iv), and (v) shall not apply if such events, conditions, facts, changes, occurrences or effects have a materially disproportionate effect on the Business, the Purchased Assets or the Assumed Liabilities relative to businesses in the same or similar industries as the Business.

“Material Contracts” has the meaning set forth in Section 2.14(a).

“Multiemployer Plan” has the meaning set forth in Section 2.9(c).

“Multiple Employer Plan” has the meaning set forth in Section 2.9(c).

“Non-Controlling Party” has the meaning set forth in Section 5.4(h)(iii).

“Non-Filing Party” has the meaning set forth in Section 5.4(d)(i).

“Non-Fundamental Representation Claim” has the meaning set forth in Section 8.2(a)(iii).

“Non-Transferable Asset” has the meaning set forth in Section 1.8(a).

“NPE” means a third party that (1) has no substantial sales of product(s) embodying the asserted patents; or (2) generates a significant percentage of its annual revenue from Intellectual Property Rights licensing and/or Intellectual Property Rights infringement allegations.

“NX2 Products” has the meaning set forth in the Intellectual Property Agreement.

“OCS” means the Office of the Chief Scientist of the Israeli Ministry of Economy, and any predecessors or successors to such role with equivalent duties and powers.

“OCS - Funded IP” means the intellectual property sold by Seller Israel to Purchaser Israel pursuant to the terms of this Agreement, the development of which by Seller Israel prior to the Closing has been funded, in whole or in part, by OCS funds.

“Offered Employee” has the meaning set forth in Section 5.3(a).

“Open Source Technology” means Software or other subject matter that is distributed under an open source license such as (by way of example only) the GNU General Public License, GNU Lesser General Public License, Apache License, Mozilla Public License, BSD License, MIT License, Common Public License, any derivative of any of the foregoing licenses, or any other license approved as an open source license by the Open Source Initiative, including any license that requires source code to be made available in connection with any license, sublicense or distribution of such Software.

“Order” means any writ, judgment, decision, decree, award, order, injunction, ruling or similar order of any federal, state or local court or Governmental Entity, in each case that is preliminary or final.

“Outbound License Agreement” means any Contract covering the Storm IP pursuant to which Seller or any of its Subsidiaries has granted or agreed to grant to any third party any right to use or otherwise practice or exploit, or has otherwise granted or agreed to grant any license, covenant, release, immunity or other right under the Storm IP, in each case which is in effect as of the Agreement Date.

“Patents” means patents and patent applications, utility models and applications for utility models, inventor’s certificates and applications for inventor’s certificates, and invention disclosure statements, together with (x) all divisionals, continuations, continuations-in-part, and foreign counterpart applications related to the foregoing, (y) all Patents, including foreign counterpart Patents, issuing on any Patent applications included in any of the foregoing, and (z) all reissues, re-examinations, extensions, divisions, renewals, substitutions, confirmations, registrations, revalidations, revisions, and additions of or to any of the foregoing.

“Permits” means all licenses, permits, franchises, approvals, certificates, waivers, concessions, exemptions, variances, Orders, certificates of occupancy, registrations, notices, authorizations or consents of, or filings with, any Governmental Entity.

“Permitted Encumbrances” means (i) Encumbrances for Taxes and other governmental charges and assessments that are not yet due and payable or that are being contested in good faith; (ii) non-exclusive licenses and covenants not to sue entered into in the ordinary course of business; (iii) Encumbrances of landlords; (iv) Encumbrances in favor and liens of carriers, warehousemen, mechanics and materialmen arising in the ordinary course of business consistent with past practice securing payments not yet due and payable and other similar liens with respect to amounts that are or that are being contested in good faith; (v) Encumbrances for leases of tangible property, and (vi) Encumbrances or other restrictions imposed directly by the parties pursuant to this Agreement or the other Transaction Documents or under Applicable Law.

“Person” means an individual, corporation, partnership, limited liability company, association, trust, unincorporated organization or other legal entity including any Governmental Entity.

“Personal Property” has the meaning set forth in Section 1.1(d).

“Post-Closing Tax Period” means any Tax period (or portion thereof) beginning after the Closing Date, and, in the case of any Straddle Period, the portion of such period beginning after the Closing Date.

“Pre-Closing Ancillary Claim” has the meaning set forth in Section 8.1(a)(v).

“Pre-Closing Tax Period” means any Tax period (or portion thereof) ending on or before the Closing Date and, in the case of any Straddle Period, the portion of such period ending on and including the Closing Date.

“Property Taxes” has the meaning set forth in Section 5.4(c)(i).

“Purchase Price” has the meaning set forth in Section 1.5(a).

“Purchased Assets” has the meaning set forth in Section 1.1.

“Purchaser” has the meaning set forth in the Preamble.

“Purchaser Covenant Claim” has the meaning set forth in Section 8.1(b)(ii).

“Purchaser Fraud Claim” has the meaning set forth in Section 8.1(b)(vi).

“Purchaser Indemnitees” has the meaning set forth in Section 8.1(a).

“Purchaser India” has the meaning set forth in Section 1.1.

“Purchaser’s India Lease” has the meaning set forth in Section 4.4(c).

“Purchaser Israel” has the meaning set forth in Section 1.9(c).

“Purchaser Plans” has the meaning set forth in Section 5.3(d).

“Purchaser Representation Claim” has the meaning set forth in Section 8.1(b)(i).

“Purchaser Subsidiaries” has the meaning set forth in Section 3.1(b).

“Purchaser Tax Indemnified Parties” has the meaning set forth in Section 5.4(a).

“Purchaser Termination Date” means if on the Seller Termination Date, an Antitrust Event has occurred, the first Business Day following the six-week anniversary of the Seller Termination Date (the “First Extension Date”); provided, however, that if on the First Extension Date, an Antitrust Event has occurred, the Purchaser Termination Date shall be first business Day following the twelve-week anniversary of the Seller Termination Date; and provided, further, that the Purchaser Termination Date shall otherwise be the Seller Termination Date.

“Ramat Gan Lease” means Seller’s lease under that certain Lease Agreement, dated November 25, 2001 as amended (including the last amendment on April 22, 2010), between Broadcom Israel Research Ltd. and Mazal O’bracha (1970) Ltd, including all exhibits and schedules thereto.

“Reference Rate” has the meaning set forth in Section 1.9(b).

“Related Party” with respect to any specified Person, means: (i) any Affiliate of such specified Person; and (ii) any Person who serves as a director, executive officer, or in a similar capacity of such specified Person.

“Representatives” means, with respect to any Person, such Person’s officers, directors, principals, employees, counsel, advisors, auditors, agents, consultants, bankers and other representatives.

“Required Approvals” has the meaning set forth in Section 6.1(a).

“Retained Liabilities” has the meaning set forth in Section 1.4.

“Retained Liabilities Claim” has the meaning set forth in Section 8.1(a)(iii).

“Reverse Termination Fee” has the meaning set forth in Section 9.3.

“Section 14 Arrangement” has the meaning set forth in Section 2.10(a).

“Section 14 Liability” has the meaning set forth in Section 4.8.

“Seller” has the meaning set forth in the Preamble.

“Seller Covenant Claim” has the meaning set forth in Section 8.1(a)(ii).

“Seller Disclosure Schedule” has the meaning set forth in the introduction to Article II.

“Seller Financial Information” has the meaning set forth in Section 2.5.

“Seller Fraud Claim” has the meaning set forth in Section 8.1(a)(iv).

“Seller Indemnitees” has the meaning set forth in Section 8.1(b).

“Seller India” has the meaning set forth in Section 1.1.

“Seller India Account” has the meaning set forth in Section 7.2(e).

“Seller Intellectual Property” means the Storm IP and Seller Licensed Intellectual Property.

“Seller Israel” has the meaning set forth in Section 1.9(c).

“Seller License Agreements” has the meaning set forth in Section 2.12(c)(iii).

“Seller Licensed Intellectual Property” means the Intellectual Property licensed to Purchaser and QLogic International Ltd. under the Intellectual Property Agreement.

“Seller Permits” has the meaning set forth in Section 2.4.

“Seller Products” means the Everest programmable Ethernet controller, as set forth on Schedule A-4, consisting of (i) the E3 controller, the next-generation E4 controller, and the E1, E1.5 and E2 predecessor versions and the adapters of Seller and its Affiliates based on such controllers; and (ii) the NX2 Products, provided, however, that Seller Products shall not include any Excluded Assets.

“Seller Representation Claim” has the meaning set forth in Section 8.1(a)(i).

“Seller Software” has the meaning set forth in Section 2.12(h).

“Seller Subsidiary” has the meaning set forth in Section 2.1(b).

“Seller Tax Indemnified Parties” has the meaning set forth in Section 5.4(b).

“Seller Termination Date” means April 22, 2014.

“Service Agreement” means the agreement in substantially the form attached hereto as Exhibit J.

“Software” means all (i) computer programs and other software, including firmware and microcode, and including software implementations of algorithms, models, and methodologies, whether in source code, object code or other form, including libraries, subroutines and other components thereof; (ii) computerized Databases and other computerized compilations and collections of data or information, including all data and information included in such Databases, compilations or collections; (iii) screens, user interfaces, command structures, report formats, templates, menus, buttons and icons; (iv) descriptions, flow-charts, architectures, development tools, and other materials used to design, plan, organize and develop any of the foregoing; and (v) all documentation, including development, diagnostic, support, user and training documentation related to any of the foregoing.

“Storm IP” means the Intellectual Property set forth on Schedule A-5 and all Intellectual Property Rights therein, excluding Patents.

“STPI” has the meaning set forth in Section 4.4(c).

“STPI Approvals” has the meaning set forth in Section 6.4(a).

“STPI In-Principle Consent” means the in-principle consent of the relevant Governmental Entities under STPI Laws for carrying out the transfer of India Purchased Assets by simultaneous de-bonding and custom-bonding of Seller India’s Hyderabad premises from where the Business in India is being conducted and for obtaining relevant permits, consents, approvals or authorizations for the inter-unit transfer of India Purchased Assets without causing Seller and/or Seller India to incur any additional Tax due to the transfer of the India Purchased Assets without STPI Approval.

“Straddle Period” has the meaning set forth in Section 5.4(c)(i).

“Straddle Period Tax Return” has the meaning set forth in Section 5.4(c)(ii).

“Subsidiary” of Seller, Purchaser or any other Person means any Person of which Seller, Purchaser or any such other Person, as the case may be (either alone or through or together with any other Subsidiary), (i) owns, directly or indirectly, fifty percent (50%) or more of the shares of capital stock or other equity interests that are generally entitled to vote for the election of the board of directors or other governing body of such corporation or other legal entity, or (ii) has the contractual or other power to designate a majority of the board of directors or other governing body (and, where the context permits, includes any predecessor of such an entity).

“Tax” means (i) all direct and indirect statutory, governmental, federal, provincial, state, local, municipal, foreign and other net income, gross income, gross receipts, sales, use, ad valorem, value added, transfer, franchise, profits, license, lease, service, service use, withholding, payroll, employment, social security, employee-related social charges or contributions, excise, severance, stamp, occupation, premium, property, windfall profits, customs, duties or other taxes, contributions, rates, levies, fees, assessments or charges of any kind whatsoever, whether disputed or not, together with any interest and any penalties, additions to tax or additional amounts with respect thereto, (ii) any Liability for payment of amounts described in clause (i) whether as a result of transferee Liability, of being a member of an affiliated, consolidated, combined, unitary or similar group for any period, or otherwise through operation of Law, and (iii) any Liability for the payment of amounts described in clause (i) or (ii) as a result of any tax sharing, tax indemnity or tax allocation agreement or any other express or implied agreement to indemnify any other Person.

“Tax Benefit” shall have the meaning set forth in Section 8.3(g).

“Tax Claim” means any claim with respect to Taxes made by any Taxing Authority that, if pursued successfully, would reasonably be expected to serve as the basis for a claim for indemnification under Section 5.4.

“Tax Proceeding” means any audit, examination, contest, litigation or other proceeding relating to Taxes with or against any Taxing Authority.

“Tax Return” means any written or electronic return, certificate, declaration, notice, report, statement, election, information statement and document filed or required to be filed with respect to Taxes, amendments thereof, and schedules and attachments thereto.

“Taxing Authority” means any Governmental Entity having authority with respect to Taxes.

“Third Party Claim” has the meaning set forth in Section 8.6(a).

“Trade Secrets” means information and materials that (i) derive independent economic value, actual or potential, from not being generally known to the public or to other persons who can obtain economic value from its disclosure or use and (ii) are the subject of efforts that are reasonable under the circumstances to maintain their secrecy.

“Trademarks” means trademarks, service marks, logos and design marks, trade dress, trade names, fictitious and other business names, and brand names, product and technology designations (e.g., product code names, feature and technology names, model numbers, SKU numbers, electronic labels, identification numbers), together with all goodwill associated with any of the foregoing.

“Transaction Documents” means this Agreement, the Seller Disclosure Schedule, the CNDA, the Transition Services Agreement, the Bill of Sale, the Assignment and Assumption Agreement, the Intellectual Property Agreement, the Fibre Channel Product Patent License, the Assignment and Assumption of Lease attached hereto as Exhibit G, the Development and Supply Agreement, the Service Agreement, the Local Asset Transfer Agreements, the Israeli Transferred Employee Waiver and each of the Schedules and Exhibits hereto and thereto.

“Transactions” has the meaning set forth in the Recitals.

“Transfer Taxes” means any statutory, governmental, federal, state, local, municipal, foreign and other transfer, documentary, real estate transfer, mortgage recording, sales, use, stamp, duty, registration, value-added, gross receipts, excise, and other similar Taxes, and all conveyance fees, recording charges and other fees and charges (including any penalties and interest) incurred or that may be payable in connection with the sale or purchase of the Purchased Assets and the Transactions. For clarity, any corporate, capital gain or withholding Taxes imposed on the sale of the Purchased Assets shall not be considered to be Transfer Taxes.

“Transferred Employee” means each Offered Employee who accepts Purchaser’s (or an Affiliate of Purchaser’s) offer of employment as an employee as described in Section 5.3(a).

“Transition Services Agreement” means the agreement in substantially the form attached hereto as Exhibit I.

“Tripartite Agreement” has the meaning set forth in Section 4.4(c).

“Tripartite Agreement Date” means the date on which the Tripartite Agreement is executed.

“VAT Certificate” has the meaning set forth in Section 5.4(d)(ii).

“WARN Act” has the meaning set forth in Section 2.10(f).

“Works of Authorship” means Software, register-transfer level and gate-level descriptions, netlists, documentation, scripts, verification components, test suites, websites, content, images, graphics, text, photographs, artwork, audio-visual works, sound recordings, graphs, drawings, reports, analyses, writings, and other works of authorship and copyrightable subject matter.

List of Omitted Schedules and Exhibits

Pursuant to Item 601(b)(2) of Regulation S-K, the following exhibits and schedules to the Merger Agreement have been omitted from this Exhibit 2.1:

•	Schedule 1.1(a)—Capital Equipment

•	Schedule 1.1(c)—Assumed Contracts

•	Schedule 1.1(d)—Personal Property

•	Schedule 1.2(k)—Excluded Assets

•	Schedule 1.3(d)—Employee Plans

•	Schedule 1.4(i)—Retained Liabilities

•	Schedule 1.6—Consideration Allocation Among Purchased Assets and Seller Licensed Intellectual Property

•	Schedule 4.1—Conduct of Business

•	Schedule 4.2—Restrictions on Conduct of Business

•	Schedule 5.8(b)—Non-Solicit Persons

•	Schedule 5.10—Third-Party Arrangements

•	Schedule 6.1(a)—Required Approvals

•	Schedule A-1—Assumed Claims

•	Schedule A-2—Knowledge of Purchaser

•	Schedule A-3—Knowledge of Seller

•	Schedule A-4—Seller Products

•	Schedule A-5—Storm IP

•	Seller Disclosure Schedule

•	Exhibit A—Bill of Sale

•	Exhibit B—Assignment and Assumption Agreement

•	Exhibit C—Local Asset Transfer Agreements

•	Exhibit D—Israeli Transferred Employee Waiver

•	Exhibit E—Fibre Channel Product Patent License

•	Exhibit F—Intellectual Property Agreement

•	Exhibit G—Assignment and Assumption of Lease

•	Exhibit H—Development and Supply Agreement

•	Exhibit I—Transition Services Agreement

•	Exhibit J—Service Agreement

Any omitted exhibit, schedule or similar attachment will be furnished supplementally to the SEC upon request.